PROSPECTUS SUPPLEMENT (To prospectus dated July 1, 2003)	Filed Pursuant to Rule 424(b)(5) Registration No. 333-106275

US$750,000,000

Federative Republic of Brazil

Floating Rate Notes due 2009

Brazil will pay interest on the floating rate notes (which we refer to as the notes) quarterly on March 29, June 29, September 29 and December 29 of each year, commencing on September 29, 2004, subject to adjustment if any such day is not a business day. The notes will mature on June 29, 2009. The notes will bear interest for each three-month interest period equal to LIBOR (determined as described in this prospectus supplement) plus 5.75%. The notes are not redeemable prior to maturity.

The notes will be designated Collective Action Securities and, as such, will contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to much of Brazil’s outstanding public external indebtedness. Under these provisions, which are described in the sections entitled “Description of the Notes—Default; Acceleration of Maturity” and “—Amendments and Waivers” in this prospectus supplement and “Collective Action Securities” in the accompanying prospectus, Brazil may amend the payment provisions of the notes and certain other terms with the consent of the holders of 75% of the aggregate principal amount of the outstanding notes.

Application has been made to list the notes on the Luxembourg Stock Exchange.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price(1)	99.245%	US$744,337,500
Underwriting discount	.25%	US$1,875,000
Proceeds, before expenses, to Brazil(1)	98.995%	US$742,462,500

(1)   Plus accrued interest from June 28, 2004, if settlement occurs after that date

The notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company, or DTC, against payment on or about June 28, 2004.

Goldman, Sachs & Co.	Merrill Lynch & Co.

The date of this prospectus supplement is June 21, 2004.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. Brazil has not authorized anyone else to provide you with different information. Brazil is not making an offer of these securities in any state where the offer is not permitted. You should not rely on any other information in making your investment decision.

Prospectus Supplement

ABOUT THIS PROSPECTUS SUPPLEMENT

Brazil, having made all reasonable inquiries, confirms that this prospectus supplement and the accompanying prospectus contain all information with respect to Brazil and the notes that is material in the context of the issue and offering of the notes, and that such information is true and accurate in all material respects and is not misleading, that the opinions and intentions expressed herein are honestly held and that, to the best of Brazil’s knowledge and belief, there are no other facts the omission of which would make any such information or the expression of any such opinions and intentions materially misleading. Brazil accepts responsibility accordingly.

Prospective investors should rely on the information provided in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. No person is authorized to make any representation or give any information not contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. Any such representation or information not contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference in this prospectus supplement and the accompanying prospectus must not be relied upon as having been authorized by Brazil or the underwriters. Please see “General Information—Where You Can Find More Information” for information on the documents that are incorporated by reference in this prospectus supplement and the accompanying prospectus.

Brazil is not offering to sell or soliciting offers to buy any securities other than the notes offered under this prospectus supplement, nor is Brazil offering to sell or soliciting offers to buy the notes in places where such offers are not permitted by applicable law. You should not assume that the information in this prospectus supplement or the accompanying prospectus, or the information Brazil has previously filed with the Securities and Exchange Commission, or the “SEC”, and incorporated by reference in this prospectus supplement and the accompanying prospectus, is accurate as of any date other than their respective dates. Brazil’s economic, fiscal or political circumstances may have changed since such dates.

The notes described in this prospectus supplement are debt securities of Brazil being offered under registration statement no. 333-106275 filed with the SEC under the U.S. Securities Act of 1933, as amended. The accompanying prospectus is part of that registration statement. The accompanying prospectus provides you with a general description of the securities that Brazil may offer, and this prospectus supplement contains specific information about the terms of this offering and the notes. This prospectus supplement also adds, updates or changes information provided or incorporated by reference in the accompanying prospectus. Consequently, before you invest, you should read this prospectus supplement together with the accompanying prospectus as well as the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. Those documents (such as Brazil’s annual report on Form 18-K for 2002, which was filed on August 22, 2003, as amended from time to time) contain information regarding Brazil, the notes and other matters. The registration statement, any post-effective amendments thereto, the various exhibits thereto, and the documents incorporated therein by reference, contain additional information about Brazil and the notes. All of those documents may be inspected at the office of the SEC. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov. Certain terms used but not defined in this prospectus supplement are defined in the prospectus.

References to “US$” or “$” in this prospectus supplement are to U.S. dollars and references to “R$” are to Brazilian reais.

The distribution of this prospectus supplement and the accompanying prospectus and the offering of the notes in certain jurisdictions may be restricted by law. Persons who receive copies of this prospectus supplement and the accompanying prospectus should inform themselves about and observe any of those restrictions. See “Underwriting” in this prospectus supplement.

Brazil is a foreign sovereign state. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Brazil. For more information, see “Arbitration and Enforceability” in the accompanying prospectus.

FORWARD-LOOKING STATEMENTS

Brazil has made forward-looking statements in this prospectus supplement and the accompanying prospectus. Statements that are not historical facts are forward-looking statements. These statements are based on Brazil’s current plans, estimates, assumptions and projections. Therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Brazil undertakes no obligation to update any of them in light of new information or future events.

Forward-looking statements involve inherent risks. Brazil cautions you that many factors could affect the future performance of the Brazilian economy. These factors include, but are not limited to:

•	External factors, such as:

•	interest rates in financial markets outside Brazil;

•	the impact of changes in the credit rating of Brazil;

•	the impact of changes in the international prices of commodities;

•	economic conditions in Brazil’s major export markets; and

•	the decisions of international financial institutions, such as the International Monetary Fund, regarding the terms of their financial assistance to Brazil.

•	Internal factors, such as:

•	general economic and business conditions in Brazil;

•	present and future exchange rates of the Brazilian currency;

•	foreign currency reserves;

•	the level of domestic debt;

•	domestic inflation;

•	the ability of Brazil to effect key economic reforms;

•	the level of foreign direct and portfolio investment; and

•	the level of Brazilian domestic interest rates.

SUMMARY OF THE OFFERING

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus supplement and the accompanying prospectus.

Issuer	Federative Republic of Brazil

Title of Security	Floating Rate Notes due 2009

Aggregate Principal Amount	US$750,000,000

Maturity Date	June 29, 2009

Interest Rate	The notes will bear interest from June 28, 2004 at a floating rate equal to LIBOR plus 5.75% (determined as described in the section entitled “Description of the Notes—Interest Determination for the Notes” in this prospectus supplement).

Interest Payment Dates	March 29, June 29, September 29 and December 29 of each year, starting September 29, 2004, subject to adjustment as described herein

Price to Public	99.245% of the principal amount

Form	Brazil will issue the notes in the form of one or more book-entry securities in fully registered form, without coupons. Brazil will not issue the notes in bearer form.

Denominations	Brazil will issue the notes in denominations of US$1,000 and integral multiples of US$1,000.

Payment of Principal and Interest	Principal and interest on the notes will be payable in U.S. dollars or other legal tender, coin or currency of the United States of America.

Status	The notes will rank equal in right of payment with all of Brazil’s existing and future unsecured and unsubordinated external indebtedness.

Redemption	The notes will not be redeemable prior to maturity and are not entitled to the benefit of any sinking fund.

Negative Pledge	The notes will contain certain covenants, including restrictions on the incurrence of certain liens.

Default	The notes will contain events of default, the occurrence of which may result in the acceleration of Brazil’s obligations under the notes prior to maturity upon notice by holders of at least 25% of the aggregate principal amount of the outstanding notes.

Collective Action Clauses	The notes will be designated Collective Action Securities and, as such, will contain provisions regarding acceleration and voting on amendments, modifications, changes and waivers that differ from those applicable to much of Brazil’s outstanding public external indebtedness and described in the accompanying prospectus. The provisions described in this prospectus supplement will govern the notes. These provisions are commonly referred to as “collective action clauses”. These provisions are described in the sections entitled “Description of the Notes—Default; Acceleration of Maturity” and “—Amendments and Waivers” in this prospectus supplement and “Collective Action Securities” in the accompanying prospectus.

Listing	Application has been made to list the notes on the Luxembourg Stock Exchange.

Fiscal Agent	The notes will be issued pursuant to a fiscal agency agreement, dated as of November 1, 1996, as amended, between Brazil and JPMorgan Chase Bank, as fiscal agent, paying agent, transfer agent and registrar.

Taxation	For a discussion of the Brazilian and United States tax consequences associated with the notes, see “Taxation—Brazilian Taxation” and “—United States Federal Income and Estate Taxation” in this prospectus supplement and “Debt Securities—Payment of Additional Amounts” in the accompanying prospectus. Investors should consult their own tax advisors in determining the foreign, United States federal, state, local and any other tax consequences to them of the purchase, ownership and disposition of the notes.

Further Issues	From time to time, without the consent of holders of the notes, and subject to the required approvals under Brazilian law, Brazil may create and issue additional debt securities with the same terms and conditions as those of the notes (or the same except for the amount of the first interest payment and the issue price), provided that such additional debt securities do not have, for purposes of U.S. federal income taxation (regardless of whether any holders of such debt securities are subject to the U.S. federal tax laws), a greater amount of original issue discount than the notes have as of the date of issuance of such additional debt securities. See “Description of the Notes —Further Issues of the Notes” in this prospectus supplement.

Governing Law	The notes will be governed by the laws of the State of New York, except with respect to the authorization and execution of the notes, which will be governed by the laws of the Federative Republic of Brazil.

USE OF PROCEEDS

The net proceeds to Brazil from the sale of the notes will be approximately US$742,337,500, after deduction of expenses estimated to be US$125,000. Brazil intends to use the net cash proceeds of the offering to refinance the internal debt of Brazil at a lower cost and for a longer term.

RECENT DEVELOPMENTS

The information included in this section supplements the information about Brazil contained in Brazil’s annual report for 2002 on Form 18-K filed with the SEC on August 22, 2003, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in such annual report, the information in this section replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in that annual report. Cross-references in this section are to sections in that annual report.

International Monetary Fund (IMF)

On December 15, 2003, the IMF announced that its Executive Board had approved an extension for one year of Brazil’s existing standby facility. A total of SDR 10.1 billion (approximately US$14.8 billion) is available under the facility, composed of SDR 5.6 billion (approximately US$8.2 billion) in unused amounts under the existing facility and SDR 4.5 billion (approximately US$6.6 billion) in additional funds. In addition, the IMF extended by one year repurchases of SDR 4 billion (approximately US$5.8 billion) that Brazil would otherwise have been required to make in each of 2005 and 2006. In its Letter of Intent relating to the extended and augmented facility, Brazil stated that the maintenance of sound fiscal and monetary policies lay at the core of its program for 2004, including a primary surplus target of 4.25% of GDP for 2004.

On June 18, 2004, the IMF announced that it had completed the seventh review of Brazil’s performance under the standby facility. The IMF stated that Brazil had satisfied all performance criteria under the facility. As of June 18, 2004, Brazil had drawn SDR 17.2 billion (approximately US$25.2 billion) of the SDR 27.4 billion facility. The Government has advised the IMF that it considers the arrangement precautionary and does not intend to draw on the most recent installment under the facility.

Recent Political Developments

On December 19, 2003, Brazil’s Chamber of Deputies and Senate approved Constitutional Amendment No. 41, which sets forth changes to Brazil’s social security system, including:

•	an increase in the minimum retirement age for all civil servants from 48 to 55 years for women and from 53 to 60 years for men;

•	a cap on the amount of pensions paid to widows and orphans (to age 21) of civil servants of R$2,400 per month plus 70% of the amount over R$2,400 per month to which the deceased retiree would have been entitled;

•	the institution of a uniform contribution level for municipal, state and federal workers consisting of 11% of the amount of the employee’s salary;

•	a requirement that retired civil servants contribute to the social security system 11% of the amount by which the retired employee’s pension exceeded R$1,440 per month in the case of federal retirees and R$1,200 per month in the case of retired state and municipal civil servants;

•	the establishment of specific caps on pensions paid to civil servants at all levels of government, including a R$2,400 per month limit on pensions paid to civil servants hired after the bill is approved; and

•	a cap on social security system pensions paid to private sector retirees of R$2,400 per month.

The changes to the social security system described above have become effective, do not require additional legislation and are intended to reduce over time the consolidated deficit in the pension system, which reached 5.2% of GDP in 2001 and 5.4% of GDP in 2002.

The Brazilian Supreme Court is considering a challenge to the constitutionality of the imposition of the contribution requirement on retired employees’ pensions.

Certain amendments to the Government’s social security reform bill have been approved by the Senate in a separate, parallel bill. The parallel bill has been sent to the Chamber of Deputies for its approval. The bill will have to be approved by an absolute three-fifths majority in two rounds of voting in the Chamber of Deputies to become effective. The parallel bill includes:

•	provisions to restore parity between the salaries of pensioners and working civil servants having a tenure of at least 20 years, but only with respect to persons employed as civil servants at the time the reforms are enacted;

•	transition rules for civil servants with at least 30 years (in the case of women) or 35 years (in the case of men) of service; and

•	provisions permitting State governors to enact State laws to address imbalances resulting from the pension and salary caps under Constitutional Amendment No. 41.

On April 30, 2003, the Government submitted to Congress a new tax reform bill. On December 19, 2003, the Chamber of Deputies and the Senate approved an amended tax reform bill in the form of Constitutional Amendment No. 42. Constitutional Amendment No. 42 provides for, among other things:

•	the extension to 2007 of the provisional financial contribution transaction levy (“CPMF”) and the Delinking of Central Government Revenues (“DRU”), which permits the reallocation of 20% of certain tax revenues that the federal Government would otherwise be required to devote to specific program areas under the Constitution;

•	the exempting of exports from the tax on the circulation of goods and services (“ICMS”) and the establishment of a fund to compensate States for lost ICMS revenue resulting from that exemption;

•	the imposition of the contribution for the financing of social security (COFINS) only at the final stage of the production process, rather than at each stage of that process;

•	a reduction of the tax on industrial products (IPI) on imports of capital goods; and

•	a requirement that the federal Government transfer to States and municipalities 25% of the revenues from the federal contribution on fuel (CIDE).

The extension of the CPMF and the DRU have become effective and do not require additional legislation. In addition, the COFINS rate was increased to 7.6% from 3% effective February 1, 2004 pursuant to Law No. 10,833 dated December 29, 2003. Certain other measures in Constitutional Amendment No. 42 require the passage of ordinary legislation for their implementation. Ordinary legislation requires approval by a simple majority in each house of Congress.

The Senate approved in a separate measure legislation to establish five national ICMS rates that may be assessed by all States. This reform had been part of the Government’s original bill but was modified by the Senate following its approval by the Chamber of Deputies. This measure will have to be approved by an absolute three-fifths majority in two rounds of voting in the Chamber of Deputies to become effective. The Chamber of Deputies will also consider a proposed Constitutional amendment authorizing the Senate to introduce legislation to create a new national value-added tax to replace certain federal and State taxes, including ICMS and the IPI. If the Chamber of Deputies approves the proposed amendment, the Senate will be authorized to propose a further Constitutional amendment providing for the creation of the new value-added tax. This further amendment would have to be approved by an absolute three-fifths majority in two rounds of voting in each of the Chamber of Deputies and the Senate to become effective.

On June 1, 2004, the Government announced that it would seek income tax reductions for the second half of 2004 in order to stimulate the economy. The reduction is to be achieved by granting each individual subject to personal income tax a R$100 monthly tax exemption for monthly salaries received from August 1, 2004 to December 31, 2004, as well as for the special, year-end “thirteenth month” salary. The Government expects the cost of the exemption to be approximately R$500 million in decreased tax revenues.

On October 15, 2003, the Chamber of Deputies approved a proposed bankruptcy law that had been in the Congress for ten years, as well as changes to the tax code that would, among other things, give secured credits (such as those held by banks) the same priority as tax claims and end a “tax succession” doctrine that makes a purchaser of assets from a bankrupt company responsible for certain of the bankrupt company’s tax obligations after the acquisition. On June 17, 2004, the Brazilian Senate approved an amended version of the legislation. The Senate’s version restored a proposed cap on claims by employees for such things as unpaid wages, unused vacation time and the 40% penalty for unjust dismissals. The Chamber of Deputies must approve the amended legislation for it to become effective.

Following allegations of corruption involving a former head of the State of Rio de Janeiro’s lottery company and links to campaign fundraising, the Government issued Provisional Measure No. 168, dated February 20, 2004 closing all bingo houses in the country. However, the Senate failed to ratify the Provisional Measure in a vote on May 5, 2004. Provisional measures (medidas provisórias) have the force of law, but lapse if they are rejected or are not enacted into law by Congress within sixty days of their issuance (extendible to 120 days under certain circumstances).

On March 30, 2004, the Government announced that it intended to increase by R$ 1.7 billion the amount allocated to land reform. In April 2004, the Landless Movement (Movimento dos Trabalhadores Rurais Sem Terra, or MST) invaded more than 100 tracts of land, including productive agricultural land owned by foreign and domestic businesses. The invasions were relatively short-lived.

In connection with pay negotiations with unions for public sector employees, certain union members, including employees of the federal police, the National Social Security Institute (Instituto Nacional do Seguro Social, or INSS) and the tax service (Receita Federal), went on strike in April and May 2004. Following these negotiations, the strikes ceased.

Balance of Payments; Foreign Trade; International Reserves

During 2003, Brazil achieved a trade surplus of US$24.8 billion, the highest registered for any year, compared with a US$13.1 billion surplus in 2002. Exports in 2003 totaled approximately US$73.1 billion, a 21.1% increase over the previous year. Imports in 2003 totaled approximately US$48.3 billion, an approximately 2.2% increase over 2002. The strong trade balance contributed to a current account surplus of US$4.1 billion and a US$8.5 billion balance of payments surplus in 2003.

The following tables set forth certain information regarding exports and imports by major commodity groups for the periods indicated.

Exports (FOB Brazil) by Major Commodity Groups

	1999		2000		2001		2002		2003(1)
Item	in $millions	% of total	in $millions	% of total	in $millions	% of total	in $millions	% of total	in $millions	% of total
Vegetable, Animals and Animal Products	$6,965	14.5%	$6,764	12.3%	$8,608	14.8%	$9,270	15.4%	$12,420	17.0%
Food, Beverage and Tobacco	7,036	14.7	6,213	11.3	7,649	13.1	7,845	13.0	8,841	12.1
Mineral Products	3,570	7.4	4,450	8.1	5,488	9.4	6,432	10.7	7,849	10.7
Chemical Products	2,772	5.8	3,123	5.7	2,799	4.8	3,024	5.0	3,661	5.0
Rubber and Plastics	1,421	3.0	1,731	3.1	1,564	2.7	1,588	2.6	2,127	2.9
Leather and Shoes	2,012	4.2	2,449	4.4	2,643	4.5	2,591	4.3	2,807	3.8
Wood and Furniture	1,392	2.9	1,479	2.7	1,492	2.6	1,767	2.9	2,083	2.9
Paper and Paper Products	932	1.9	969	1.8	969	1.7	923	1.5	1,125	1.5
Textiles and Clothing	1,010	2.1	1,222	2.2	1,306	2.2	1,185	2.0	1,656	2.3
Metals	5,306	11.1	6,171	11.2	5,296	9.1	6,120	10.1	7,693	10.5
Machinery, Appliances and Electrical Equipment	5,783	12.0	7,244	13.2	7,438	12.8	7,320	12.1	8,785	12.0
Transportation Equipment	5,492	11.4	8,057	14.6	8,063	13.8	7,326	12.1	8,150	11.2
Other	4,321	9.0	5,212	9.5	4,907	8.4	4,970	8.2	5,887	8.1

Total	$48,011	100.0	$55,086	100.0	$58,223	100.0	$60,362	100.0	$73,084	100.0

Growth Rate of Exports(%)		(6.1)		14.7		5.7		3.7		21.1

(1)	Preliminary.

Sources: Central Bank and Ministry of Development, Industry and Foreign Trade

Imports (FOB Country of Origin) by Major Commodity Groups

	1999		2000		2001		2002		2003(1)
Item	in $millions	% of total	in $millions	% of total	in $millions	% of total	in $millions	% of total	in $millions	% of total
Food	$2,078	4.2%	$1,915	3.4%	$1,605	2.9%	$1,580	3.3%	$1,406	2.9%
Clothing	639	1.3	668	1.2	655	1.2	509	1.1	499	1.0
Precision Instruments	1,786	3.6	1,969	3.5	2,244	4.0	1,937	4.1	1,886	3.9
Cereals	1,411	2.9	1,447	2.6	1,347	2.4	1,263	2.7	1,617	3.4
Fertilizers	864	1.8	1,273	2.3	1,219	2.2	1,228	2.6	1,711	3.5
Chemical Products	7,889	16.0	8,070	14.5	8,259	14.9	7,655	16.2	8,034	16.6
Wood Paste, Cellulose & Derived Products	1,052	2.1	1,190	2.1	967	1.7	721	1.5	649	1.3
Rubber and Plastic Products	2,344	4.8	2,856	5.1	2,770	5.0	2,663	5.6	2,789	5.8
Steel and Cast Iron	871	1.8	1,013	1.8	1,128	2.0	928	2.0	990	2.1
Non-ferrous Metals	925	1.9	1,056	1.9	1,034	1.9	839	1.8	1,003	2.1
Fuel and Lubricants	5,434	11.0	8,291	14.8	7,726	13.9	6,981	14.8	7,437	15.4
Transportation Equipment	4,653	9.4	4,936	8.8	4,750	8.5	3,471	7.3	3,265	6.8
Machinery and Electrical Equipment	16,579	33.6	18,154	32.5	19,314	34.8	15,197	32.2	14,558	30.2
Other	2,771	5.6	3,000	5.4	2,555	4.6	2,266	4.8	2,415	5.0

Total	$49,295	100.0	$55,839	100.0	$55,572	100.0	$47,237	100.0	$48,260	100.0

Growth Rate of Imports(%)		(14.7)		13.3		(0.5)		(15.0)		2.2

(1)	Preliminary.

Sources: Central Bank and Ministry of Development, Industry and Foreign Trade

The following tables set forth certain information regarding the destination of Brazil’s exports and the sources of its imports for the periods indicated.

Exports (FOB Brazil) by Region

	1999		2000		2001		2002		2003(6)
Item	in $millions	% of total	In $millions	% of total	in $millions	% of total	in $millions	% of total	in $millions	% of total
EFTA(1)	$389	0.8%	$756	1.4%	$629	1.1%	$618	1.0%	$617	0.8%
LAIA(2)	10,024	20.9	12,151	22.1	11,132	19.1	9,070	15.0	12,314	16.8
Canada	513	1.1	566	1.0	555	1.0	782	1.3	978	1.3
EEC(3)	13,736	28.6	14,784	26.8	14,865	25.5	15,113	25.0	18,102	24.8
Eastern Europe	1,175	2.4	972	1.8	1,699	2.9	1,755	2.9	2,271	3.1
USA(4)	10,849	22.6	13,366	24.3	14,378	24.7	15,535	25.7	16,900	23.1
Japan	2,193	4.6	2,472	4.5	1,986	3.4	2,098	3.5	2,311	3.2
OPEC(5)	2,269	4.7	2,324	4.2	3,354	5.8	3,536	5.9	3,844	5.3
Other	6,864	14.3	7,695	14.0	9,623	16.5	11,855	19.6	15,748	21.5

Total excluding OPEC	$45,742	95.3%	$52,762	95.8%	$54,868	94.2%	$56,826	94.1%	$69,240	94.7%

Total	$48,011	100.0%	$55,086	100.0%	$58,223	100.0%	$60,362	100%	$73,084	100%

Mercosul	$6,778	14.1%	$7,733	14.0%	$6,364	10.9%	$3,311	5.5%	$5,672	7.8%
Argentina	5,364	11.2	6,233	11.3	5,002	8.6	2,342	3.9	4,561	6.2
Paraguay	744	1.6	832	1.5	720	1.2	558	0.9	707	1.0
Uruguay	670	1.4	669	1.2	641	1.1	410	0.7	404	0.6

(1)	European Free Trade Association.
(2)	Latin American Integration Association; excludes Venezuela for the entire period.
(3)	European Economic Community, now the European Union.
(4)	Includes Puerto Rico.
(5)	Organization of Petroleum Exporting Countries, including Venezuela.
(6)	Preliminary.

Source: Ministry of Development, Industry and Foreign Trade

Imports (FOB Country of Origin) by Region

	1999		2000		2001		2002		2003(6)
Item	in $ millions	% of total	in $ millions	% of total	in $ millions	% of total	in $ millions	% of total	in $ millions	% of total
EFTA(1)	$967	2.0%	$1,040	1.9%	$1,227	2.2%	$1,118	2.4%	$1,209	2.5%
LAIA(2)	8,483	17.2	10,325	18.5	9,254	16.7	7,591	16.1	7,910	16.4
Canada	974	2.0	1,087	1.9	927	1.7	740	1.6	749	1.6
EEC(3)	15,046	30.5	14,070	25.2	14,822	26.7	13,134	27.8	12,687	26.3
Eastern Europe	704	1.4	1,161	2.1	1,113	2.0	919	1.9	1,165	2.4
USA(4)	11,882	24.1	13,033	23.3	13,043	23.5	10,436	22.1	9,725	20.2
Japan	2,576	5.2	2,961	5.3	3,064	5.5	2,348	5.0	2,521	5.2
OPEC(5)	3,744	7.6	4,983	8.9	4,464	8.0	4,132	8.7	4,509	9.3
Other	4,919	10.0	7,179	12.9	7,658	13.8	6,819	14.4	7,785	16.1

Total excluding OPEC	$45,551	92.4%	$50,856	91.1%	$51,108	92.0%	$43,105	91.3%	$43,750	90.7%

Total	$49,295	100.0%	$55,839	100.0%	$55,572	100.0%	$47,237	100.0%	$48,260	100.0%

Mercosul	$6,719	13.6%	$7,795	14.0%	$7,009	12.6%	$5,611	11.9%	$5,686	11.8%
Argentina	5,812	11.8	6,842	12.3	6,206	11.2	4,743	10.0	4,673	9.7
Paraguay	260	0.5	351	0.6	300	0.5	383	0.8	475	1.0
Uruguay	647	1.3	602	1.1	503	0.9	485	1.0	538	1.1

(1)	European Free Trade Association.
(2)	Latin American Integration Association; excludes Venezuela for the entire period.
(3)	European Economic Community, now the European Union.
(4)	Includes Puerto Rico.
(5)	Organization of Petroleum Exporting Countries, including Venezuela.
(6)	Preliminary.

Source: Ministry of Development, Industry and Foreign Trade

NOTE: Imports are categorized according to the country of origin and not from the country where the product was acquired.

During the first four months of 2004, Brazil registered an accumulated trade surplus of approximately US$8.1 billion, the largest surplus registered for the first four months of any year, versus an accumulated trade surplus of approximately US$5.5 billion for the corresponding period in 2003. Exports for the first four months of 2004 totaled US$26.0 billion, a record high and a 25.4% increase over the corresponding period in 2003, while imports totaled US$17.9 billion, a 17.6% increase from the US$15.2 billion recorded in the corresponding period in 2003. The improvement in the trade balance during the first four months of 2004 resulted in an accumulated current account surplus of approximately US$948 million, compared to a deficit of approximately US$830 million for the corresponding period in 2003. The improved trade balance also resulted in an accumulated balance of payments surplus of approximately US$2.5 billion for the first four months of 2004, compared with a US$2.8 billion balance of payments surplus for the corresponding period in 2003.

Preliminary trade figures for May 2004 indicate that Brazil registered an accumulated trade surplus of approximately US$11.2 billion versus an accumulated trade surplus of approximately US$8.0 billion for the corresponding period in 2003. Exports for the first five months of 2004 totaled US$34.0 billion, which was the highest registered for the first five months of any year, and a 25.3% increase over the corresponding period in 2003. Imports for the first five months of 2004 totaled US$22.7 billion, a 19.1% increase from the US$19.1 billion recorded in the corresponding period in 2003. The increase in imports during this period is attributable largely to an improvement in the Brazilian economy, increases in the price of oil in the world markets and an acceleration of purchases in anticipation of the imposition of the contribution for the financing of social security (COFINS), which became applicable to imports on May 1, 2004.

Brazil’s international reserves (which include gold and foreign exchange holdings) stood at US$37.8 billion on December 31, 2002, US$49.3 billion on December 31, 2003 and US$50.5 billion on May 31, 2004.

During 2003, the National Treasury was permitted to purchase U.S. dollars in the foreign currency markets in Brazil. The U.S. dollars so purchased were used to make payments in respect of Brazil’s external debt. Although the proceeds were reserved for external debt payments, these purchases had the effect of keeping Brazil’s international reserves at levels higher than they would otherwise have been, because they replaced withdrawals that would otherwise have been made. To promote transparency in the Republic’s accounts, the Minister of Finance and the President of the Central Bank agreed in January 2004 to have the National Treasury purchase from the Central Bank all foreign currency that Brazil needed to make payments in respect of its external debt. The Central Bank may either provide the National Treasury with foreign currency from Brazil’s international reserves or purchase such foreign currency in the foreign currency markets in Brazil.

Gross Domestic Product

Brazil’s GDP growth was flat during 2003, falling 0.2% relative to 2002. Growth in the agricultural sector rose 5.0% during 2003, while the industrial and services sectors declined 1.0% and 0.1%, respectively. The construction industry experienced the largest decline, falling 8.6% in 2003, followed by sales, which dropped 2.6% during the same period.

Brazil’s GDP grew 1.6% during the first quarter of 2004 relative to the immediately preceding quarter, continuing a period of economic growth that began during the third quarter of 2003. The agricultural and industrial sectors were largely responsible for the improved performance, growing 3.3% and 1.7%, respectively, during the first three months of 2004 relative to the immediately preceding quarter. The services sector also grew (by 0.4%) relative to the fourth quarter of 2003. When measured against the same period in the previous year, the growth during the first quarter of 2004 was 2.7%. Production in the agricultural, industrial and services sector rose 6.4%, 2.9% and 1.2%, respectively, during the first quarter of 2004 relative to the same period during the preceding year.

Prices

The broad consumer rate index, or IPCA, rose 7.7% in 2001, 12.5% in 2002, 9.3% in 2003 and 5.2% for the twelve months ended May 31, 2004.

The inflation rate (as measured by GPI-DS) rose 10.4% in 2001, 26.4% in 2002, 7.7% in 2003 and 8.0% for the twelve months ended May 31, 2004.

Foreign Exchange

The real-dollar exchange rate (sell side), as published by the Central Bank, was R$3.5333 to US$1.00 on December 31, 2002, R$2.8892 to US$1.00 on December 31, 2003 and R$3.1388 to US$1.00 on June 18, 2004.

Employment

The unemployment rate in Brazil’s six largest metropolitan areas was 13.1% in April 2004, compared with 12.4% in April 2003.

On April 29, 2004, President da Silva issued Provisional Measure No. 182, which raised the minimum monthly salary by 8.3% from R$240 to R$260 effective May 1, 2004. However, on June 17, 2004, the Brazilian Senate rejected the Government’s proposed increase and voted instead to raise the minimum monthly salary to

R$275. When the Chamber of Deputies convenes to consider the Senate-approved bill, the Government intends to urge the Chamber of Deputies to restore the originally proposed increase to R$260.

Electricity Sector

The Government and the National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social, or BNDES) announced on September 16, 2003 a Capitalization Support Program for Electricity Distribution Companies. This program, which replaces previously announced lending programs for electricity distributors, envisages BNDES support, initially set at up to R$3 billion, in the period up to December 31, 2004, for electricity distributors. Under the program, the BNDES support is to be made available on a case-by-case basis to companies

•	that secure an extension of the maturity of between 30% and 50% of their short-term debt to private creditors for a weighted average of three years or more;

•	whose controlling shareholders commit to convert their outstanding loans into equity; and

•	that commit to meet BOVESPA Level 2 corporate governance or Novo Mercado listing criteria within 42 months of their agreement to participate in the program.

The program provides for, among other things, support in the form of 10-year convertible debentures to be purchased by BNDES in an amount equal to the short-term debt rolled over. In addition, BNDES is to convert one-third of its new debenture holdings into equity if the electricity distributor meets its obligations with respect to BOVESPA listing within 36 months following the issuance of such debentures and if the weighted average trading price of the distributor’s shares during the 90 trading days following that listing is higher than the conversion price in the debentures.

On December 29, 2003, BNDES announced an agreement for the restructuring of approximately US$1.2 billion owed by AES Corporation to BNDES. Under the terms of the accord, BNDES and AES will form a new holding company, Brasiliana Energia S.A., that will have three subsidiaries: AES Eletropaulo, AES Uruguaiana and AES Tietê. AES is to contribute the shares of the three subsidiaries to the new holding company, and BNDES is to exchange US$690 million of the debt for shares of the holding company. AES and its subsidiaries are also to contribute US$90 million in connection with the restructuring. AES is to repay the remaining US$510 million over a period of eleven years. BNDES will hold slightly less than half of the common (voting) shares and all of the preferred (nonvoting) shares of the holding company, while AES is to hold the remaining common shares. After giving effect to the restructuring, BNDES is to have 53.85% of the total capital of Brasiliana Energia S.A., while AES is to hold the remaining 46.15%. Another utility, AES Sul, will be contributed to the holding company when the restructuring is completed. AES incurred the original US$1.2 billion debt in connection with the privatization of AES Eletropaulo (formerly known as Eletropaulo Metropolitana). The restructuring is subject to the approval of the National Energy Agency (Agência Nacional de Energia, or ANEEL) and the Central Bank.

The amounts restructured under the December 29, 2003 agreement between AES and BNDES did not include a loan by BNDES to a consortium that owns Southern Electric Brazil, a company that in 1997 acquired a 33.0% interest in Companhia Energética de Minas Gerais (Cemig). The consortium consists of two U.S. companies, AES and Mirant Corporation, and a fund managed by Brazilian Banco Opportunity. The loan, for approximately R$2 billion, is currently in default.

On December 12, 2003, President da Silva issued Provisional Measures No. 144 and 145, which alter the regulatory framework for Brazil’s electricity sector. Provisional Measure No. 144 (which, following its approval by the Chamber of Deputies on March 11, 2004, became Law No. 10,848 dated March 15, 2004) establishes two markets for electricity purchases—a regulated market and a second, free market. It also creates a new Electricity Trade Chamber (Câmara de Comercialização de Energia Elétrica, or CCEE) to replace the wholesale energy market administrator (Mercado Atacadista de Energia, or MAE). Finally, Provisional Measure No. 144 changes the electricity system operator agency (Operador Nacional do Sistema Elétrico, or ONS) from one dominated by industry representatives whose decisions could be vetoed by the Government to an agency composed of five directors, three of whom are to be designated by the Government and two by industry representatives. Additional legislation will be drafted to regulate the functioning of the regulatory scheme under Provisional Measure No. 144.

Provisional Measure No. 145 (which, following its approval by the Chamber of Deputies on March 11, 2004, became Law No. 10,847 dated March 15, 2004) establishes an Energy Research Company (Empresa de Pesquisa Energética, or EPE), which will be responsible for research studies on the energy sector (including oil, gas and electricity). The EPE is to prepare a list of proposed generation projects for the Mines and Energy Minister’s consideration. The EPE will also be authorized to obtain preliminary environmental licenses (licença prévia) for transfer to successful bidders in competitive bidding procedures for electricity generation projects and transmission lines, thereby making such projects more attractive to potential bidders.

Foreign Investment

Net foreign direct investment inflows totaled US$10.1 billion in 2003, a 38.9% decline from the US$16.6 billion registered in 2002.

During the first four months of 2004, net foreign direct investment totaled approximately US$3.1 billion, compared with approximately US$2.8 billion of such investment registered during the same period in 2003.

Privatization Program

On February 10, 2004, Banco Bradesco S.A. acquired a controlling interest in Banco do Estado do Maranhão (BEM), the State bank of Maranhão, in a public auction conducted by the Central Bank. Banco Bradesco offered R$78 million for BEM, a slight premium over the R$77.2 million minimum price in the auction. The sale was the first privatization under President da Silva’s administration.

Financial System

On several occasions in 2002, the Central Bank changed the reserve requirements of the financial system to control liquidity in the overnight market. During 2003, the Central Bank continued to adjust its reserve requirements, raising its reserve requirement for demand deposits to 60% from 45% on February 19, 2003 and reducing it again to 45% on August 8, 2003.

During the last few years, the banking industry in Brazil has undergone consolidation. Facing intense competition, Brazilian affiliates of certain foreign institutions were acquired or merged with Brazilian banks, including the Brazilian affiliates of BBVA (a Spanish bank acquired by Banco Bradesco), Fiat (an Italian bank purchased by Banco Itaú), Caixa Geral de Depositos (a Portuguese bank acquired by Unibanco) and Banco Nacional de Lavoro (an Italian bank purchased by Unibanco). In the case of the BBVA, Caixa Geral de Depósitos and BNL acquisitions, the consideration consisted of the acquirer’s stock. Other banks, such as the Brazilian affiliates of Lloyds Bank and Sudameris were acquired by other foreign institutions (HSBC and ABN-Amro, respectively).

Monetary Policy

Citing improved economic conditions, the Central Bank initially lowered its Over/Selic target to 18% from 18.5% on July 17, 2002. As the inflation rate increased, however, the Central Bank raised its Over/Selic target to 21% on October 14, 2002, to 22% on November 20, 2002, to 25% on December 18, 2002, to 25.5% on

January 22, 2003 and to 26.5% on February 19, 2003. At its March 19, 2003 meeting, the Central Bank maintained its 26.5% target but adopted an upward bias in light of external uncertainties due to the conflict in Iraq. Noting that the inflation rate had stabilized and was likely to fall within its inflation target of 5.5% for 2004 and 4.5% for 2005 (with tolerance intervals of plus or minus 2.5%), the Central Bank reduced its Over/Selic rate target to 26% on June 18, 2003, 24.5% on July 23, 2003, 22% on August 20, 2003, 20% on September 17, 2003, 19% on October 22, 2003, 17.5% on November 19, 2003, 16.5% on December 17, 2003, 16.25% on March 17, 2004 and 16% on April 14, 2004.

Public Finance

In 2003, the consolidated public sector primary surplus totaled R$66.2 billion, or 4.3% of GDP, which exceeded the Government’s target of 4.25% of GDP. The 2003 consolidated public sector primary surplus also exceeded that recorded in 2002, which totaled R$52.4 billion, or 3.9% of GDP. The consolidated public sector nominal deficit totaled R$79.0 billion (5.2% of GDP) in 2003, compared with the R$61.6 billion (4.6% of GDP) consolidated public sector nominal deficit recorded in 2002.

The following table sets forth revenues and expenditures of the Government in 2002 and 2003 and as projected in the 2004 budget.

Primary Balance of the Central Government and 2004 Budget(1)

	Year Ended December 31
	2002		2003		2004 Budget
	(in billions of reais)
1—Total Revenues	R$	321.9	R$	357.9	R$	413.5
1.1—Treasury revenue		250.9		277.2		320.9
1.1.1—Administrative revenue		259.5		289.7		285.7
1.1.2—Refunds		(8.4)		(12.4)		0
1.1.3—Direct taxes		0		0		0
1.1.4—Other revenues		0		0		35.5
1.1.5—Fiscal incentives		(0.2)		(0.2)		(0.3)
1.2—Social security receipts		71.0		80.7		92.6
2—Total Expenditures		289.4		318.0		371.6
2.1—Treasury expenditures(4)		201.4		210.9		249.4
2.1.1—Transfers to States and municipalities		56.1		60.2		64.3
2.1.2—Expenditures of the Federal Administration(5)		143.0		145.0		n.a
2.1.3—Subsidies and subventions		2.3		5.7		n.a
2.2—Social security benefits		88.0		107.1		122.2
3—Primary Balance(2)		31.7		39.9		41.9
3.1—Federal Government result (1-2)		32.5		39.8		41.9
3.1.1—National Treasury (1.1-2.1)		49.5		66.3		71.5
3.1.2—Social security (1.2-2.2)		(17.0)		(26.4)		(29.6)
3.2—Central Bank result		(0.8)		(0.2)		n.a
4—Financing Requirement(3)		(31.9)		(38.7)		n.a
5—Errors and Omissions(3)		0.2		(1.0)		n.a

(1)	Consolidated accounts of the National Treasury, Social Security and the Central Bank.
(2)	Above the line. Surplus/(deficit).
(3)	(Surplus)/deficit below the line.
(4)	Calculated as the sum of transfers to States and municipalities, personnel costs and other expenditures.
(5)	Calculated as the sum of personnel costs and other expenditures, minus subsidies and subventions.

Source: Ministry of Finance/National Treasury Secretariat and Central Bank

The principal assumptions underlying the 2004 budget estimates are set forth below.

Principal 2004 Budget Assumptions

	Year Ended December 31, 2004
Gross Domestic Product
Nominal GDP (billions of reais)	R$	1,731.0
Real GDP Growth		3.5%
Inflation
Domestic Inflation (IPCA)		5.5%

Source: SEPLAN/Federal Budget Secretariat (SOF)

As of April 30, 2004, Brazil’s accumulated consolidated public sector primary surplus was R$32.4 billion (6.4% of GDP), compared with R$32.7 billion accumulated consolidated public sector primary surplus for the corresponding period in 2003. The accumulated consolidated public sector nominal deficit was R$8.8 billion as of April 30, 2004 (1.7% of GDP), compared with the R$18.6 billion accumulated consolidated public sector nominal deficit for the corresponding period in 2003.

On December 23, 2003, Brazil’s Congress approved the Government’s budget for 2004 in a joint session of the Chamber of Deputies and the Senate. The budget is based on the Government’s primary surplus target of 4.25% for 2004 and forecasts revenues of R$413.5 billion for 2004. The budget assumes an inflation rate of 5.5% and a real interest rate of 8.1% per annum.

In connection with salary negotiations with unions for public sector employees, the Government agreed to wage increases of up to 30% for an estimated 900,000 out of the 1.2 million federal civil servants. To address the increased spending on personnel, the Government intends to raise by R$400 million the R$1.5 billion already allocated for civil servants’ wage adjustments and reduce spending on other items.

Public Debt

Brazil’s net public sector debt stood at R$913.1 billion (or 58.7% of GDP) on December 31, 2003, up from R$881.1 billion (or 55.5% of GDP) on December 31, 2002. Brazil’s consolidated net public sector external debt stood at R$186.5 billion on December 31, 2003.

On April 30, 2004, Brazil’s net public sector debt stood at R$926.4 billion (or 56.6% of GDP). On April 30, 2004, Brazil’s consolidated net public sector external debt was R$166.4 billion.

On April 30, 2004, Brazil’s U.S. dollar-indexed domestic securities debt (including foreign exchange swaps issued by the Central Bank) totaled approximately R$125.2 billion (16.3% of all federal debt securities), a reduction from the approximately R$230.6 billion (37.0% of all federal debt securities) of such securities on December 31, 2002. By contrast, the aggregate principal amount of the federal debt securities indexed to the Over/Selic rate rose from R$288.0 billion (46.2% of all federal debt securities) on December 31, 2002 to R$400.9 billion (52.2% of all federal debt securities) on April 30, 2004, while fixed rate federal debt securities increased from R$13.7 billion (2.2% of all federal debt securities) on December 31, 2002 to R$121.3 billion (15.8% of all federal debt securities) on April 30, 2004.

Since 1994, debt management policy has been aimed at, among other things, lengthening the maturity of domestic public debt. In April 2004, the average tenor of Brazil’s domestic debt securities was 29.7 months, a reduction from the average tenor of 33.2 months in December 2002 and from the average tenor of 29.9 months in

December 2000. Of the R$314.8 billion in domestic debt securities outstanding on April 30, 2004, 41.0% were scheduled to mature during the following twelve months.

Since the filing of its annual report for 2002 on Form 18-K on August 22, 2003, Brazil has completed the following issuances of external debt:

•	an offering of US$750 million aggregate principal amount of its 10% U.S. Dollar-Denominated Global Bonds due 2011 on September 18, 2003, which global bonds were consolidated to form a single series with the US$500 million aggregate principal amount of such global bonds issued on August 7, 2003;

•	an offering of US$1.5 billion aggregate principal amount of its 9.25% Global Bonds due October 22, 2010 issued on October 22, 2003; and

•	an offering of US$1.5 billion aggregate principal amount of its 8.25% Global Bonds due 2034 issued on January 20, 2004.

Brazil amended its fiscal agency agreement with JPMorgan Chase Bank as of March 30, 2004 to provide for the issuance in the future of global bonds that permit Brazil to amend certain key terms of the bonds, including the maturity date, interest rate and other payment terms, with the consent of the holders of not less than 75% of the aggregate principal amount of the outstanding bonds.

DESCRIPTION OF THE NOTES

Brazil will issue the notes under the fiscal agency agreement, dated as of November 1, 1996, as amended, between Brazil and JPMorgan Chase Bank, as fiscal agent.

The following description is a summary of the material provisions of the notes and the fiscal agency agreement. Because it is only a summary, the description may not contain all of the information that is important to you as a potential investor in the notes. Therefore, Brazil urges you to read the fiscal agency agreement and the form of note in making your decision on whether to invest in the notes. Brazil has filed a copy of these documents with the SEC and will also deposit copies of these documents at the office of the fiscal agent in New York City.

The following description of the particular terms of the notes offered hereby supplements and replaces any inconsistent information set forth in the description of the general terms and provisions of the debt securities set forth in the prospectus.

General Terms of the Notes

The notes will:

•	be issued in an aggregate principal amount of US$750,000,000.

•	mature at par on June 29, 2009.

•	bear interest at a floating rate, which will be a per annum rate equal to three-month LIBOR plus 5.75% for each interest period, beginning on June 28, 2004 and ending on the maturity date of the notes. The interest rate will be calculated in the manner described below under “—Interest Determination for the Notes.” Interest on the notes will be computed and paid on the basis of the actual number of days in the interest period and a 360-day year.

•	pay interest quarterly on March 29, June 29, September 29 and December 29 of each year, starting on September 29, 2004, to be paid to the person in whose name the note is registered at the close of business on the preceding March 14, June 14, September 14 or December 14, subject to adjustment as described herein.

•	be designated Type B “Collective Action Securities” under the fiscal agency agreement, and, as such, will contain provisions which are described in the sections entitled “—Default; Acceleration of Maturity” and “—Amendments and Waivers” in this prospectus supplement and “Collective Action Securities” in the accompanying prospectus. Under these provisions, Brazil may, among other things, amend the payment provisions of the notes and certain other terms with the consent of the holders of 75% of the aggregate principal amount of the outstanding notes.

•	be direct, unconditional and general obligations of Brazil and will rank equal in right of payment with all of Brazil’s payment obligations relating to its existing and future unsecured and unsubordinated external indebtedness.

•	be recorded on, and transferred through, the records maintained by DTC and its direct and indirect participants, including the Euroclear System (“Euroclear”) and Clearstream Banking, Luxembourg, société anonyme (“Clearstream, Luxembourg”).

•	be issued in fully registered form, without coupons, in denominations of US$1,000 and integral multiples of US$1,000.

•	be available in definitive form only under certain limited circumstances.

•	not be redeemable prior to maturity and are not entitled to the benefit of any sinking fund.

The notes will contain provisions regarding acceleration and voting on amendments, modifications, changes and waivers that differ from those applicable to much of Brazil’s outstanding public external indebtedness and described in the accompanying prospectus. These provisions are commonly referred to as “collective action clauses”. Under these provisions, Brazil may amend certain key terms of the notes, including the maturity date, interest rate and other payment terms, with the consent of the holders of not less than 75% of the aggregate principal amount of the outstanding notes. Additionally, if an event of default has occurred and is continuing, the notes may be declared to be due and payable immediately by holders of not less than 25% of the aggregate principal amount of the outstanding notes. Those provisions are described in the sections entitled “—Default; Acceleration of Maturity” and “—Amendments and Waivers” in this prospectus supplement and “Collective Action Securities” in the accompanying prospectus.

Interest Determination for the Notes

The notes will bear interest at a rate per annum during each interest period equal to the sum of LIBOR for such interest period plus 5.75%, payable quarterly in arrears on each interest payment date. LIBOR for any interest period will be the offered rate for three-month deposits in U.S. dollars commencing on the first day of such interest period, as such rate appears on Telerate Page 3750 as of 11:00 a.m., London time, on the second London Business Day prior to such interest period. If such rate does not appear on Telerate Page 3750 on such London Business Day, LIBOR for such interest period will be the average of the offered rates for three-month deposits in U.S. dollars commencing on the first day of such interest period, as such rates appear on the Reuters Screen LIBO Page at approximately 11:00 a.m., London time, on the second London Business Day prior to such interest period if at least two such offered rates appear on the Reuters Screen LIBO Page.

If no offered rate appears on Telerate Page 3750 and fewer than two offered rates appear on the Reuters Screen LIBO Page on such London Business Day, JPMorgan Chase Bank, as calculation agent, will request the principal London offices of each of four major banks in the London interbank market, as selected by the calculation agent with the approval of Brazil, to provide the calculation agent with its offered quotation for three-month deposits in U.S. dollars to prime banks in the London interbank market, commencing on the first day of such interest period and in a principal amount not less than U.S.$1,000,000 that is representative of a single transaction in such market at such time. If at least two such quotations are provided, LIBOR will be the average of such quotations. If fewer than two quotations are provided, LIBOR will respect to such interest period will be the average of the rates quoted at approximately 11:00 a.m., New York time, on the second London Business Day prior to such interest period by three major banks in New York City selected by the calculation agent with the approval of Brazil for three-month loans in U.S. dollars to leading European banks, commencing on the first day of such interest period, and in a principal amount not less than U.S.$1,000,000 that is representative of a single transaction in such market at such time. If fewer than three banks selected by the calculation agent with the approval of Brazil are quoting rates as mentioned in this sentence, the interest rate for the following interest period will be the same as that for the immediately preceding period. All percentages resulting from any calculation on the notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five-one millionths of a percentage point rounded upwards. For example, 9.876545% (or 0.09876545) would be rounded to 9.87655% (or 0.0987655).

JPMorgan Chase Bank, as calculation agent, will determine LIBOR and the interest rate for each interest period. The calculation agent’s determination of any rate of interest will be final and binding absent manifest error. The calculation agent will notify holders of the notes of the interest rate for each interest period in the manner described under “—Notices” below.

As used in this prospectus supplement:

•	“Business Day” means any day, other than a Sunday or Saturday, on which banks in New York City are not required or authorized by law to close.

•	“London Business Day” means a Business Day on which dealings in U.S. dollars are transacted in the London interbank market.

•	“Reuters Screen LIBO Page” means the display designated as page “LIBO” on the Reuters Monitor Money Rates Service (or such other page as may replace the “LIBO” page on that service for the purpose of displaying London interbank offered rates of major banks for U.S. dollar deposits).

•	“Telerate Page 3750” means the display designated as page “3750” on the Moneyline Telerate Service (or such other page as may replace the “3750” page on that service or such other service or services as may be nominated by the British Bankers’ Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits).

Payment of Principal and Interest

As long as the notes are in the form of fully registered book-entry securities, registered in the name of DTC or a nominee of DTC, Brazil will make payments of principal and interest on the notes in U.S. dollars to DTC, which will receive the funds for distribution to the beneficial holders of the notes. Brazil expects that holders of the notes will be paid in accordance with the procedures of DTC and its direct and indirect participants. Neither Brazil nor the paying agent will have any responsibility or liability for any aspect of the records of, or payments made by, DTC or any failure on the part of DTC in making payments to holders of the notes from the funds it receives.

If the notes are issued in definitive form and your name is listed as the registered holder of a note in the security register maintained by the fiscal agent, Brazil will make its interest and principal payments to you by wire transfer if:

•	you own at least US$1,000,000 aggregate principal amount of the notes;

•	not less than 15 days before the payment date, you notify the fiscal agent of your election to receive payment by wire transfer and provide it with your bank account information and wire transfer instructions; and

•	with respect to principal payments, you surrender the notes at the corporate trust office of the fiscal agent or at the offices of the other paying agents that Brazil appoints pursuant to the fiscal agency agreement.

If Brazil does not pay interest by wire transfer as described above for any reason, it will, subject to applicable laws and regulations, mail a check to you on or before the due date for the payment at your address as it appears on the security register maintained by the fiscal agent on the applicable record date.

If any interest payment date, other than one that falls on the maturity date, would fall on a day that is not a Business Day, the interest payment date will instead be the next Business Day, unless that Business Day falls in the next month, in which case the interest payment date will be the preceding Business Day. If any payment under the notes is due on the maturity date and that date is not a Business Day, the payment will be made on the next Business Day; in addition, if any payment under the notes is due on a date that is not a business day in the relevant place of payment, Brazil will make the payment on the next business day in that place of payment and no additional interest will accrue as a result of these delays.

If any money that Brazil pays to the fiscal agent for the payment of principal of or interest on the notes is not claimed at the end of two years after the principal or interest was due and payable, the fiscal agent will repay the money to Brazil. After any such repayment, the fiscal agent will not be liable with respect to the payments. However, Brazil’s obligations to pay the principal of and interest on the notes as they become due will not be affected by such repayment. The notes will become void unless presented for payment within five years after the maturity date (or a shorter period if provided by applicable law).

Default; Acceleration of Maturity

Any of the following events will be an event of default with respect to the notes:

(a) a default by Brazil in any payment of principal of or interest on the notes which continues for 30 days after such payment was due;

(b) a default which is materially prejudicial to the interests of the holders of the notes in the performance of any other obligation under the notes which continues for 30 days after the holder of any notes provided to the fiscal agent written notice requiring this default be remedied;

(c) an acceleration of any aggregate principal amount of public external indebtedness of Brazil, which exceeds US$25,000,000 (or its equivalent in any other currency), by reason of an event of default arising from Brazil’s failure to make any payment of principal or interest under this public external indebtedness when due;

(d) a failure of Brazil to make any payment in respect of the public external indebtedness of Brazil in an aggregate principal amount in excess of US$25,000,000 (or its equivalent in any other currency) when due (as such date may be extended by virtue of any applicable grace period or waiver), which continues for 30 days after the holder of any notes provided to the fiscal agent written notice requiring this default be remedied;

(e) a declaration by Brazil of a moratorium with respect to the payment of principal of or interest on public external indebtedness of Brazil which does not expressly exclude the notes and which is materially prejudicial to the interests of the holder of the notes; or

(f) a denial or repudiation by Brazil of its obligations under the notes.

If an event of default described above occurs and is continuing, the holders of at least 25% of the aggregate principal amount of the outstanding notes may, by notice to the fiscal agent, declare all the notes to be due and payable immediately. Holders of notes may exercise these rights only by providing a written demand to Brazil and the fiscal agent at a time when the event of default is continuing.

Upon any declaration of acceleration, the principal, interest and all other amounts payable on the notes will be immediately due and payable on the date Brazil receives written notice of the declaration, unless Brazil has remedied the event or events of default prior to receiving the notice. The holders of 66 2/3% or more of the aggregate principal amount of the outstanding notes may rescind a declaration of acceleration if the event or events of default giving rise to the declaration have been cured or waived.

Paying Agents and Transfer Agents

Until the notes are paid, Brazil will maintain a paying agent in New York City. Brazil has initially appointed JPMorgan Chase Bank to serve as its paying agent and transfer agent in New York City.

In addition, so long as the notes are listed on the Luxembourg Stock Exchange and the rules of such exchange so require, Brazil will maintain a paying agent and transfer agent in Luxembourg. Brazil has initially appointed J.P. Morgan Bank Luxembourg S.A. to serve as its Luxembourg paying agent and transfer agent.

Brazil may at any time appoint new paying agents and transfer agents. Brazil will promptly provide notice (as described under “—Notices”) of the termination or appointment of, or of any change in the office of, any paying agent or transfer agent.

Definitive Securities

Brazil will issue notes in definitive form in exchange for the book-entry securities only if:

•	DTC notifies Brazil that it is unwilling, unable or no longer qualified to continue to act as depositary or ceases to be a clearing agency registered under the U.S. Securities Exchange Act of 1934 at a time when it is required to be and Brazil does not appoint a successor depositary within 90 days; or

•	at any time Brazil decides it no longer wishes to have all or part of the notes represented by a book-entry security.

If Brazil issues definitive securities, they will have the same terms and authorized denominations as the book-entry security. You may present definitive securities for transfer, exchange or payment at the corporate trust office of the fiscal agent in New York City, or at the office of the Luxembourg paying agent and transfer agent, according to the procedures in the fiscal agency agreement, and, in the case of definitive securities presented for payment, principal and interest thereon will be payable at the offices of either the fiscal agent in New York City or the Luxembourg paying agent and transfer agent, provided that interest thereon may be paid by check mailed to the registered holders of definitive securities. In the case of a transfer of part of a definitive security, the registrar or transfer agent will issue a new definitive security to the transferee and a second definitive security in respect of the balance of the definitive security to the transferor. Definitive securities presented for transfer must be accompanied by an executed instrument of assignment and transfer, copies of which are available at the office of the Luxembourg transfer agent. You will not be charged a fee for the registration of transfers or exchanges of definitive securities. You may, however, be charged for any stamp, tax or other governmental charge that must be paid in connection with the transfer, exchange or registration. Brazil, the fiscal agent and any other agent of Brazil may treat the person in whose name any definitive security is registered as the owner of such security for all purposes.

If any definitive security becomes mutilated, destroyed, stolen or lost, you can have it replaced by delivering the definitive security or the evidence of its loss, theft or destruction to the fiscal agent or the Luxembourg transfer agent. Brazil and the fiscal agent may require you to sign an indemnity under which you agree to pay Brazil, the fiscal agent or any other agent of Brazil for any losses that they may suffer relating to the definitive security that was mutilated, destroyed, stolen or lost. Brazil and the fiscal agent may also require you to present other documents or proof. After you deliver these documents, if neither Brazil nor the fiscal agent have notice that a bona fide purchaser has acquired the definitive security you are exchanging, Brazil will execute, and the fiscal agent will authenticate and deliver to you, a substitute definitive security with the same terms as the definitive security you are exchanging. You will be required to pay all expenses and reasonable charges associated with the replacement of the mutilated, destroyed, stolen or lost definitive security.

Notices

Brazil will publish notices to the holders of the notes in a leading newspaper having general circulation in London and New York. Brazil expects that it will make such publication in the Financial Times and The Wall Street Journal. So long as the notes are listed on the Luxembourg Stock Exchange and the rules of that exchange so require, Brazil will also publish notices to the holders of the notes in a leading newspaper having general circulation in Luxembourg. Brazil expects that it will initially make such publication in the Luxemburger Wort. If publication in a leading newspaper in Luxembourg is not practicable, Brazil will publish such notices in one other leading English language daily newspaper with general circulation in Europe. Brazil will consider a notice to be given on the date of its first publication.

In the case of the book-entry securities, notices also will be sent to DTC or its nominee, as the holder thereof, and DTC will communicate such notices to DTC participants in accordance with its standard procedures.

Further Issues of the Notes

From time to time, without the consent of holders of the notes, and subject to the required approvals under Brazilian law, Brazil may create and issue additional debt securities with the same terms and conditions as those of the notes (or the same except for the amount of the first interest payment and the issue price), provided that such additional debt securities do not have, for purposes of U.S. federal income taxation (regardless of whether any holders of such debt securities are subject to the U.S. federal tax laws), a greater amount of original issue discount than the notes have as of the date of issuance of such additional debt securities. Brazil may also consolidate the additional debt securities to form a single series with the outstanding notes.

Amendments and Waivers

Brazil, the fiscal agent and the holders may generally modify or take actions with respect to the fiscal agency agreement or the terms of the notes with:

•	the affirmative vote of the holders of not less than 66 2/3% in aggregate principal amount of the outstanding notes that are represented at a duly called and held meeting; or

•	the written consent of the holders of 66 2/3% in aggregate principal amount of the outstanding notes.

However, the holders of not less than 75% in aggregate principal amount of the outstanding notes, voting at a meeting or by written consent, must consent to any amendment, modification, change or waiver with respect to the notes that would:

•	change the due date for the payment of the principal of, or any installment of interest on, the notes;

•	reduce the principal amount of the notes;

•	reduce the portion of the principal amount that is payable in the event of an acceleration of the maturity of the notes;

•	reduce the interest rate of the notes;

•	change the currency in which any amount in respect of the notes is payable or the place or places in which such payment is to be made;

•	permit early redemption of the notes;

•	change the definition of “outstanding” with respect to the notes;

•	change Brazil’s obligation to pay any additional amounts;

•	change the governing law provision of the notes;

•	change Brazil’s appointment of an agent for the service of process, agreement not to raise certain defenses based on its sovereign immunity or agreement to submit to arbitration in respect of disputes relating to the notes;

•	change the status of the notes, as described under “Debt Securities—Status of the Debt Securities” in the prospectus;

•	in connection with an offer to acquire all or any portion of the notes, amend any event of default under the notes; or

•	reduce the proportion of the principal amount of the notes that is required:

•	to modify, amend or supplement the fiscal agency agreement or the terms and conditions of the notes; or

•	to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action.

We refer to the above subjects as “reserved matters”. A change to a reserved matter, including the payment terms of the notes, can be made without your consent, as long as a supermajority of the holders (that is, the holders of at least 75% in aggregate principal amount of the outstanding notes) agrees to the change.

If both the Brazil and the fiscal agent agree, they may, without your consent, modify, amend or supplement the fiscal agency agreement or the notes for the purpose of:

•	adding to the covenants of Brazil;

•	surrendering any right or power conferred upon Brazil;

•	securing the notes pursuant to the requirements of the notes or otherwise;

•	correcting or supplementing any defective provision contained in the fiscal agency agreement or in the notes; or

•	amending the fiscal agency agreement or the notes in any manner which Brazil and the fiscal agent may determine and that does not adversely affect the interest of any holder of the notes in any material respect.

Any modification, amendment or supplement approved in the manner described in this section shall be binding on the holders of the notes.

For purposes of determining whether the required percentage of holders of notes is present at a meeting of holders for quorum purposes or has approved any amendment, modification or change to, or waiver of, the notes or the fiscal agency agreement, or whether the required percentage of holders has delivered a notice of acceleration of the notes, notes owned, directly or indirectly, by Brazil or any public sector instrumentality of Brazil will be disregarded and deemed not to be “outstanding”, except that in determining whether the fiscal agent shall be protected in relying upon any amendment, modification, change or waiver, or any notice from holders, only notes that the fiscal agent knows to be so owned shall be so disregarded. As used in this paragraph, “public sector instrumentality” means Banco Central do Brasil, any department, ministry or agency of the federal government of Brazil or any corporation, trust, financial institution or other entity owned or controlled by the federal government of Brazil or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity.

Please refer to the section entitled “Meetings and Amendments” in the prospectus for information on the procedures for convening and conducting meetings of the holders of notes.

GLOBAL CLEARANCE AND SETTLEMENT

Brazil has obtained the information in this section from sources it believes to be reliable, including from DTC, Euroclear and Clearstream, Luxembourg, and Brazil takes responsibility for the accurate reproduction of this information. Brazil takes no responsibility, however, for the accuracy of this information. DTC, Euroclear and Clearstream, Luxembourg are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither Brazil nor the fiscal agent will be responsible for DTC’s, Euroclear’s or Clearstream, Luxembourg’s performance of their obligations under their rules and procedures. Nor will Brazil or the fiscal agent be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Introduction

The Depository Trust Company

DTC is:

•	a limited-purpose trust company organized within the meaning of the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the U.S. Securities Exchange Act of 1934.

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between its participants. It does this through electronic book-entry changes in the accounts of its direct participants, eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange and the National Association of Securities Dealers, Inc.

The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the notes to such purchasers. DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. Thus, your ability to pledge beneficial interests in the notes to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

Euroclear and Clearstream, Luxembourg

Like DTC, Euroclear and Clearstream, Luxembourg hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts. Euroclear and Clearstream, Luxembourg provide various services to their participants, including the safekeeping, administration, clearance and settlement, and lending and borrowing of internationally traded securities. Euroclear and Clearstream, Luxembourg participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and other organizations. The underwriters are participants in Euroclear or Clearstream, Luxembourg. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream, Luxembourg by clearing through or maintaining a custodial relationship with Euroclear or Clearstream, Luxembourg participants.

Ownership of the Notes through DTC, Euroclear and Clearstream, Luxembourg

Brazil will issue the notes in the form of one or more fully registered book-entry securities, registered in the name of Cede & Co., a nominee of DTC. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the book-entry securities. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts. You may hold your beneficial interests in the book-entry securities through Euroclear or Clearstream, Luxembourg, if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream, Luxembourg will hold their participants’ beneficial interests in the book-entry securities in their customers’ securities accounts with their depositaries. These depositaries of Euroclear and Clearstream, Luxembourg in turn will hold such interests in their customers’ securities accounts with DTC.

Brazil and the fiscal agent generally will treat the registered holder of the notes, initially Cede & Co., as the absolute owner of the notes for all purposes. Once Brazil and the fiscal agent make payments to the registered holders, Brazil and the fiscal agent will no longer be liable on the notes for the amounts so paid. Accordingly, if you own a beneficial interest in the book-entry securities, you must rely on the procedures of the institutions through which you hold your interests in the book-entry securities (including DTC, Euroclear, Clearstream, Luxembourg, and their participants) to exercise any of the rights granted to the holder of the book-entry securities. Under existing industry practice, if you desire to take any action that Cede & Co., as the holder of such book-entry securities, is entitled to take, then Cede & Co. would authorize the DTC participant through which you own your beneficial interest to take such action, and that DTC participant would then either authorize you to take the action or act for you on your instructions.

DTC may grant proxies or authorize its participants (or persons holding beneficial interests in the notes through such participants) to exercise any rights of a holder or take any other actions that a holder is entitled to take under the fiscal agency agreement or the notes. Euroclear’s or Clearstream, Luxembourg’s ability to take actions as a holder under the notes or the fiscal agency agreement will be limited by the ability of their respective depositaries to carry out such actions for them through DTC. Euroclear and Clearstream, Luxembourg will take such actions only in accordance with their respective rules and procedures.

You may incur fees for the maintenance and operation of the book-entry accounts with the clearing systems in which your beneficial interests are held.

Transfers Within and Between DTC, Euroclear and Clearstream, Luxembourg

Since the purchaser determines the place of delivery, it is important for you to establish at the time of the trade where both the purchaser’s and seller’s accounts are located to ensure that settlement can be on the desired value date. Although DTC, Euroclear and Clearstream, Luxembourg have agreed to the following procedures in order to facilitate transfers of interests in the book-entry security among participants of DTC, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. Neither Brazil nor the fiscal agent will have any responsibility for the performance by DTC, Euroclear or Clearstream, Luxembourg or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Trading Between DTC Purchasers and Sellers

DTC participants will transfer interests in the notes among themselves in the ordinary way according to DTC rules governing global securities issues.

Trading Between Euroclear and/or Clearstream, Luxembourg Participants

Participants in Euroclear and Clearstream, Luxembourg will transfer interests in the notes among themselves in the ordinary way according to the rules and operating procedures of Euroclear and Clearstream, Luxembourg governing conventional Eurobonds.

Trading Between a DTC Seller and a Euroclear or Clearstream, Luxembourg Purchaser

When the notes are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream, Luxembourg participant, the purchaser must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to receive the notes and make payment for them. On the settlement date, the depositary will make payment to the DTC participant’s account and the notes will be credited to the depositary’s account. After settlement has been completed, DTC will credit the notes to Euroclear or Clearstream, Luxembourg, Euroclear or Clearstream, Luxembourg will credit the notes, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the settlement date. The cash debit from the account of Euroclear or Clearstream, Luxembourg will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual settlement date.

Participants in Euroclear and Clearstream, Luxembourg will need to make funds available to Euroclear or Clearstream, Luxembourg in order to pay for the notes by wire transfer on the value date. The most direct way of doing this is to pre-position funds (i.e., have funds in place at Euroclear or Clearstream, Luxembourg before the value date), either from cash on hand or existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream, Luxembourg until the notes are credited to their accounts one day later.

As an alternative, if Euroclear or Clearstream, Luxembourg has extended a line of credit to a participant, the participant may decide not to pre-position funds, but to allow Euroclear or Clearstream, Luxembourg to draw on the line of credit to finance settlement for the notes. Under this procedure, Euroclear or Clearstream, Luxembourg would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the notes were credited to the participant’s account. However, interest on the notes would accrue from the value date. Therefore, in many cases the interest income on notes which the participant earns during that one-day period will substantially reduce or offset the amount of the participant’s overdraft charges. Of course, this result will depend on the cost of funds (i.e., the interest rate that Euroclear or Clearstream, Luxembourg charges) to each participant.

Since the settlement will occur during New York business hours, a DTC participant selling an interest in the notes can use its usual procedures for transferring notes to the depositaries of Euroclear or Clearstream, Luxembourg for the benefit of Euroclear or Clearstream, Luxembourg participants. The DTC seller will receive the sale proceeds on the settlement date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.

Trading Between a Euroclear or Clearstream, Luxembourg Seller and DTC Purchaser

Due to time zone differences in their favor, Euroclear and Clearstream, Luxembourg participants can use their usual procedures to transfer notes through their depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to credit the notes to the DTC participant’s account and receive payment. The payment will be credited in the account of the

Euroclear or Clearstream, Luxembourg participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual settlement date.

If the Euroclear or Clearstream, Luxembourg participant selling the notes has a line of credit with Euroclear or Clearstream, Luxembourg and elects to be in debit for the notes until it receives the sale proceeds in its account, then the back-valuation may substantially reduce or offset any overdraft charges that the participant incurs over that one-day period.

Finally, a day trader that uses Euroclear or Clearstream, Luxembourg and that purchases notes from a DTC participant for credit to a Euroclear or Clearstream, Luxembourg accountholder should note that these trades would automatically fail on the sale side unless affirmative action were taken. At least three techniques should be readily available to eliminate this potential problem:

•	borrowing through Euroclear or Clearstream, Luxembourg for one day (until the purchase side of the day trade is reflected in its Euroclear or Clearstream, Luxembourg account) in accordance with the clearing system’s customary procedures;

•	borrowing the notes in the United States from a DTC participant no later than one day prior to settlement which would give the notes sufficient time to be reflected in the borrower’s Euroclear or Clearstream, Luxembourg account in order to settle the sale side of the trade; or

•	staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC participant is at least one day prior to the value date for the sale to the Euroclear or Clearstream, Luxembourg accountholder.

TAXATION

Brazilian Taxation

The following is a summary of certain Brazilian federal income taxation considerations that may be relevant to a prospective non-Brazilian investor in the notes. The summary is based on Brazilian laws, rules and regulations in effect on the date of this prospectus supplement, all of which are subject to change, possibly with retroactive effect. This summary is not intended to constitute a complete analysis of the Brazilian income tax consequences to non-residents of Brazil of the purchase, receipt, ownership or disposition of the notes. This summary does not describe any of the tax consequences that may be applicable to residents of Brazil.

Prospective purchasers of the notes should consult their own tax advisors to determine the tax consequences arising from the purchase, ownership and disposition of the notes.

Unless a non-Brazilian holder of a note has some connection with Brazil other than the mere holding of a note or the receipt of principal or interest in respect of a note, payments of interest and principal on a note to that non-Brazilian holder will be made free and clear of, and without deduction for or on account of, Brazilian taxes.

Capital gains resulting from any trades of notes effected between or in respect of accounts maintained by or on behalf of non-residents of Brazil will not be subjected to Brazilian income tax or other Brazilian taxes if these non-residents have no connection with Brazil other than as holders of an interest in the notes.

Payments of interest and principal on the notes to, and any gain realized upon the disposition of notes by, non-Brazilian holders of notes will not be subject to Brazilian estate tax.

United States Federal Income and Estate Taxation

The following is a summary of certain United States federal income and estate tax considerations that may be relevant to a beneficial owner of a note who purchases the notes in the offering at the offering price. The summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as in effect on the date of this prospectus supplement. All of these laws and authorities are subject to change at any time, perhaps with retroactive effect. No assurances can be given that any changes in these laws or authorities will not affect the accuracy of the discussions set forth in this summary.

This summary deals only with beneficial owners that hold the notes as capital assets as defined in the United States federal tax laws. This summary does not address tax considerations applicable to special classes of holders, such as:

•	dealers in securities or currencies, certain securities traders, banks, tax-exempt organizations and life insurance companies;

•	traders in securities that elect to mark to market;

•	persons that hold notes as part of a hedging transaction or a position in a straddle or conversion transaction; and

•	United States Holders (as defined below) whose functional currency is not the U.S. dollar.

Prospective purchasers of notes should consult their own tax advisors concerning the consequences, in their particular circumstances, under the Code and the laws of any other taxing jurisdiction, of the ownership of notes.

Definition of United States Holder

A “United States Holder” is a beneficial owner of notes who or that is:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate the income of which is subject to United States federal income tax without regard to its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of that trust and one or more United States persons have the authority to control all substantial decisions of the trust.

United States Holders

The following discussion applies to you if you are a United States Holder.

Payments of Interest

Stated interest on a note will be taxable to a United States Holder as ordinary income at the time it is received or accrued, depending on the United States Holder’s method of accounting for tax purposes.

Interest paid by Brazil on the notes will constitute income from sources outside the United States, but, with certain exceptions, will be “passive” or “financial services” income, which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a United States Holder under the United States federal income tax laws.

Purchase, Sale, Redemption and Retirement of the Notes

A United States Holder’s adjusted tax basis in a note will generally be its cost. A United States Holder will generally recognize capital gain or loss on the sale, redemption or retirement of a note equal to the difference between the amount realized (not including any amounts attributable to accrued but unpaid interest) on the sale, redemption or retirement and the holder’s tax basis in the note. That capital gain or loss will be long-term capital gain or loss if the note was held for more than one year. Under current law, net capital gains of individuals may be taxed at lower rates than items of ordinary income. The ability of a United States Holder to offset capital losses against ordinary income is limited. Any gain or loss recognized by a United States Holder on the sale, redemption or retirement of a note generally will be treated as income or loss from sources within the United States for foreign tax credit limitation purposes.

Non-United States Holders

The following discussion applies to you if you are not a United States person for United States federal income tax purposes (a “Non-United States Holder”).

Interest on the Notes

Subject to the discussion of backup withholding below, a Non-United States Holder will not be subject to United States federal income tax, including withholding tax, on payments of interest unless that holder:

•	is an insurance company carrying on a U.S. insurance business to which the interest is attributable within the meaning of the United States federal tax laws; or

•	has an office or other fixed place of business in the United States to which the interest is attributable and the interest is derived in the active conduct of a banking, financing or similar business within the United States.

Disposition of the Notes

Subject to the discussion of backup withholding below, a Non-United States Holder will not be subject to United States federal income tax on any capital gain realized on the sale or exchange of the notes unless:

•	that gain or income is effectively connected with the conduct by that Non-United States Holder of a trade or business within the United States; or

•	in the case of a Non-United States Holder who is an individual, that Non-United States Holder is present in the United States for a total of 183 days or more during the taxable year in which that gain or income is realized, and either:

•	that gain is attributable to an office or fixed place of business maintained in the United States by that Non-United States Holder; or

•	that Non-United States Holder has a tax home in the United States.

Estate Tax

The notes will be treated as situated outside the United States for purposes of the United States federal estate tax. Thus, for purposes of that tax, the notes will not be included in the gross estate of an individual in the case of a nonresident of the United States who was not a citizen of the United States at the time of death if income on the notes would not have been effectively connected with a United States trade or business at the time of the individual’s death.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to payments of principal of and interest on the notes to non-corporate United States Holders if those payments are made within the United States or by or through a custodian or nominee that is a United States Controlled Person, as defined below. Backup withholding will apply to those payments if such a United States Holder fails to provide an accurate taxpayer identification number or, in the case of interest payments, fails to certify that it is not subject to backup withholding or is notified by the Internal Revenue Service that it has failed to report all interest and dividends required to be shown on its United States federal income tax returns. Payments of principal and interest to beneficial owners who are Non-United States Holders generally will not be subject to information reporting and backup withholding, but those holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on United States Internal Revenue Service Forms W-8BEN.

The payment of proceeds of a sale or redemption of notes effected at the U.S. office of a broker will generally be subject to the information reporting and backup withholding rules described above. In addition, the information reporting rules will apply to payments or proceeds of a sale or redemption effected at a foreign office of a broker that is a United States Controlled Person, unless the broker has documentary evidence that the holder or beneficial owner is not a United States Holder (and has no actual knowledge or reason to know to the contrary) or the holder or beneficial owner otherwise establishes an exemption.

A payment to a foreign partnership is treated, with some exceptions, for backup withholding purposes as a payment directly to the partners, so that the partners are required to provide any required certifications. If you hold a note through a partnership or other pass-through entity, you should consult your own tax advisors regarding the application of these rules to your situation.

A “United States Controlled Person” is:

•	a United States person (as defined in the United States Treasury regulations);

•	a controlled foreign corporation for United States federal income tax purposes;

•	a foreign person 50% or more of whose gross income is derived for tax purposes from a U.S. trade or business for a specified three-year period; or

•	a foreign partnership in which United States persons hold more than 50% of the income or capital interests or which is engaged in a U.S. trade or business.

Any amounts withheld under the backup withholding rules from a payment to a holder of a note generally will be allowed as a refund or a credit against the holder’s United States federal income tax liability as long as the holder provides the required information to the Internal Revenue Service.

UNDERWRITING

Brazil and the underwriters for the offering named below have entered into an underwriting agreement dated June 21, 2004 with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of the notes indicated in the following table:

Underwriter	Principal Amount
Goldman, Sachs & Co.	US$	375,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated.	US$	375,000,000

Total	US$	750,000,000

The underwriters have advised Brazil that they propose initially to offer the notes to the public at the public offering price on the cover page of this prospectus supplement, and to dealers at that price less a concession not in excess of .15% of the principal amount of the notes. Any such dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial offering price of up to .075% of the principal amount of the notes. After the offering, the public offering price and the concession may be changed.

The notes are a new issue of securities with no established trading market. Brazil has been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

In connection with the offering, the underwriters may purchase and sell the notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater aggregate principal amount of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Luxembourg Stock Exchange, in the over-the-counter market or otherwise.

The underwriters are relying on an exemption obtained from the SEC from Rule 101 of Regulation M under the U.S. Securities Exchange Act of 1934, as amended, with respect to the trading activities of the underwriters and certain of their affiliates in connection with the offering.

The notes are offered for sale in those jurisdictions where it is legal to make such offers. Only offers and sales of the notes in the United States, as part of the initial distribution thereof or in connection with resales thereof under circumstances where this prospectus supplement and the accompanying prospectus must be delivered, are made pursuant to the registration statement, of which the prospectus, as supplemented by this prospectus supplement, forms a part.

In addition, the underwriters represent, warrant and agree that they have complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by them in relation to the notes in, from or otherwise involving the United Kingdom.

Brazil estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately US$125,000.

Purchasers of the notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the price to the public set forth on the cover of this prospectus supplement.

Brazil has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended.

The underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for Brazil, for which they received or will receive customary fees and expenses.

VALIDITY OF THE NOTES

The validity of the notes will be passed upon for Brazil by Manoel Felipe Rêgo Brandão, the Procurador-Geral da Fazenda Nacional (Attorney General of the National Treasury) or another duly authorized Attorney of the National Treasury and by Arnold & Porter LLP, New York, New York, United States counsel to Brazil, and for the underwriters by Sullivan & Cromwell LLP, New York, New York, United States counsel to the underwriters, and Pinheiro Neto Advogados, São Paulo, SP, Brazil, Brazilian counsel to the underwriters.

As to all matters of Brazilian law, Arnold & Porter LLP may rely on the opinion of the Attorney General of the National Treasury (or such other Attorney of the National Treasury), and Sullivan & Cromwell LLP may rely on the opinion of Pinheiro Neto Advogados. As to all matters of United States law, the Attorney General of the National Treasury (or such other Attorney of the National Treasury) may rely on the opinion of Arnold & Porter LLP, and Pinheiro Neto Advogados may rely on the opinion of Sullivan & Cromwell LLP. Certain statements with respect to matters of Brazilian law in this prospectus supplement and the prospectus have been passed upon by the Attorney General of the National Treasury or another duly authorized Attorney of the National Treasury, and are made upon his authority.

OFFICIAL STATEMENTS AND DOCUMENTS

Information included in this prospectus supplement which is identified as being derived from a publication of, or supplied by, Brazil or one of its agencies or instrumentalities is included on the authority of that publication as a public official document of Brazil. All other information in this prospectus supplement is included as a public official statement made on the authority of Antonio Palocci Filho, Minister of Finance.

GENERAL INFORMATION

Due Authorization

Brazil has authorized the creation and issue of the notes pursuant to Senate Resolution No. 57 of the Federal Senate of Brazil dated November 10, 1995, as amended by Senate Resolution No. 51 of the Federal Senate of Brazil dated June 10, 1997, Senate Resolution No. 23 of the Federal Senate of Brazil dated June 29, 1999, Senate Resolution No. 74 of the Federal Senate of Brazil dated December 19, 2000 and Senate Resolution No. 34 of the Federal Senate of Brazil dated June 28, 2002, each enacted pursuant to Article 52 of the Constitution of the Federative Republic of Brazil.

Listing and Listing Agent

Application has been made to list the notes on the Luxembourg Stock Exchange. The Luxembourg listing agent is J.P. Morgan Bank Luxembourg S.A., 5 Rue Plaetís, L-2338 Luxembourg.

Litigation

Neither Brazil nor any governmental agency of Brazil is involved in any litigation or arbitration or administrative proceeding relating to claims or amounts which are material in the context of the issue of the notes and which would materially and adversely affect Brazil’s ability to meet its obligations under the notes and the fiscal agency agreement with respect to the notes. No such litigation or arbitration or administrative proceeding is pending, or, so far as Brazil is aware, threatened.

Documents Relating to the Notes

Copies of the fiscal agency agreement and the form of note may be inspected during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the specified offices of the fiscal agent and paying agents.

Where You Can Find More Information

Brazil has filed its annual report for 2002 on Form 18-K (except for certain exhibits) with the SEC. You may request copies of this annual report, including its various exhibits and amendments filed from time to time, by contacting the Brazilian Embassy, 3006 Massachusetts Avenue, N.W., Washington, DC 20008, Attn: Finance Section (telephone: (202) 238-2745). Brazil’s SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

The annual report for 2002 on Form 18-K, each additional amendment to that annual report and each subsequent annual report on Form 18-K that Brazil files with the SEC after the date of this prospectus supplement but before the end of the offering of the notes are considered part of and incorporated by reference in this prospectus supplement. You may obtain a copy of all such documents, free of charge, at the office of the listing agent in Luxembourg.

Information on Brazil

For so long as any notes are listed on the Luxembourg Stock Exchange, copies of the most recent monthly press releases of the Central Bank of Brazil in the English language relating to fiscal policy, the foreign sector and monetary policy, or if such monthly press releases cease to be published, comparable economic information of the Central Bank of Brazil, and any document incorporated by reference in this prospectus supplement may be obtained at the office of the listing agent for the notes and at the office of the fiscal agent during usual business hours on any day (Saturdays, Sundays and public holidays excepted).

Clearing

The notes have been accepted for clearance through DTC, Euroclear and Clearstream, Luxembourg (Common Code: 019549305; ISIN: US105756BC32; CUSIP No.: 105756 BC 3).

PROSPECTUS

Federative Republic of Brazil

$10,000,000,000

Debt Securities

Warrants

Brazil may offer up to $10,000,000,000 (or its equivalent in other currencies) aggregate principal amount of its debt securities with or without warrants or other similar securities to purchase, sell or exchange debt securities.

Brazil may offer any combination of debt securities and/or warrants from time to time in one or more offerings. Brazil will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

Brazil may sell the securities directly, through agents designated from time to time or through underwriters or dealers.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. Brazil has not authorized anyone to provide you with different or additional information. Brazil is not making an offer of these debt securities or warrants in any place where the offer is not permitted by law. You should not assume that the information in this prospectus or any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date on the front of those documents.

The date of this prospectus is July 1, 2003.

WHERE YOU CAN FIND MORE INFORMATION

Brazil voluntarily files annual reports with the Securities and Exchange Commission, or the SEC. These reports and any amendments to these reports include certain financial, statistical and other information about Brazil, and may be accompanied by exhibits. You may read and copy any document Brazil files with the SEC at the SEC’s public reference room in Washington, D.C. Brazil’s SEC filings are also available to the public from the SEC’s website at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information or log on to www.sec.gov.

The SEC allows Brazil to “incorporate by reference” the information Brazil files with it. This means that Brazil can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. Brazil incorporates by reference the following documents:

♦	Brazil’s Annual Report on Form 18-K for the year ended December 31, 2001; and

♦	All amendments to Brazil’s Annual Report on Form 18-K for the year ended December 31, 2001 filed prior to the date of this prospectus.

Brazil also incorporates by reference all future annual reports and amendments to annual reports until it sells all of the debt securities and warrants covered by this prospectus. Each time Brazil files a document with the SEC that is incorporated by reference, the information in that document automatically updates the information contained in previously filed documents.

You may request a free copy of these filings by writing or calling the Embassy of Brazil at the following address:

Embassy of Brazil

3006 Massachusetts Avenue, N.W.

Washington, D.C. 20008

Attn: Finance Section

(202) 238-2745

DATA DISSEMINATION

Brazil is a subscriber to the International Monetary Fund’s Special Data Dissemination Standard, or “SDDS”, which is designed to improve the timeliness and quality of information of subscribing member countries. The SDDS requires subscribing member countries to provide schedules indicating, in advance, the date on which data will be released, the so-called “Advance Release Calendar”. For Brazil, precise dates or “no-later-than dates” for the release of data under the SDDS are disseminated three months in advance through the Advance Release Calendar, which is published on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. Summary methodologies of all metadata to enhance transparency of statistical compilation are also provided on the Internet under the International Monetary Fund’s Dissemination Standard Bulletin Board. The Internet website is located at http://dsbb.imf.org/Applications/web/sddscountrycategorylist/?strcode=BRA. The website and any information on it are not part of this prospectus. All references in this prospectus to this website are inactive textual references to this URL, or “uniform resource locator”, and are for your information only.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, Brazil will use the net proceeds from the sale of the securities for the general purposes of Brazil, including the refinancing of domestic and external indebtedness of Brazil.

DEBT SECURITIES

Brazil may issue debt securities, with or without warrants, in distinct series at various times, and these debt securities will be issued pursuant to a fiscal agency agreement between Brazil and a fiscal agent. The prospectus supplement that relates to any series of debt securities will identify the fiscal agent and any other paying agent that Brazil has appointed for such series of debt securities. The prospectus supplement relating to your series of debt securities will also describe the financial terms and other specific terms of such series of debt securities. If the terms or conditions described in the prospectus supplement that relate to your series of debt securities differ from the terms or conditions described in this prospectus, you should rely on the terms or conditions described in the prospectus supplement.

In this description of debt securities, you will see some initially capitalized terms. These terms have very particular, legal meanings, and you can find their definitions under the heading “Definitions” below.

General

The prospectus supplement that relates to your debt securities will specify the following terms:

♦	the specific title or designation of the debt securities;

♦	the principal amount of the debt securities;

♦	the price of the debt securities;

♦	the stated maturity date on which Brazil agrees to repay principal;

♦	the rate of any interest the debt securities will bear and, if variable, the method by which the interest rate will be calculated;

♦	the dates on which any interest payments are scheduled to be made;

♦	the date or dates from which any interest will accrue;

♦	the record dates for any interest payable on an interest payment date;

♦	whether and under what circumstances and terms Brazil may redeem the debt securities before maturity;

♦	whether and under what circumstances and terms the holders of the debt securities may opt to have their respective debt securities prepaid;
♦	whether and under what circumstances the debt securities will be entitled to the benefit of a sinking fund or other similar arrangement;

♦	whether and under what circumstances and terms the holders of the debt securities may opt to obligate Brazil to repurchase or exchange their respective securities, either pursuant to an option that is included in the debt securities or that is or becomes separately tradable following their issuance;

♦	the currency or currencies in which such debt securities are denominated, which may be U.S. dollars, another foreign currency or units of two or more currencies;

♦	the currency or currencies for which such debt securities may be purchased and in which principal, premium, if any, and interest may be payable;

♦	whether any amount payable in respect of the debt securities will be determined based on an index or formula, and, if so, how any such amount will be determined;

♦	whether the debt securities will be issued upon the exchange or conversion of other debt securities and, if so, the specific terms relating to this exchange or conversion;

♦	whether any part or all of the debt securities will be in the form of a global security and the circumstance in which a global security is exchangeable for certificated (physical) securities;

♦	whether the debt securities will be listed and, if listed, the stock exchange on which these debt securities will be listed;

♦	whether the debt securities will be designated “Collective Action Securities” (as described below under “Collective Action Securities”); and

♦	any other terms of the debt securities.

If applicable, the prospectus supplement may also describe any United States federal or Brazilian income tax consequences and special considerations applicable to that particular series of debt securities.

Any moneys held by the fiscal agent in respect of debt securities and remaining unclaimed for two years after those amounts have become due and payable shall be returned to Brazil. After the return of these moneys to Brazil, the holder of this debt security may look only to Brazil for any payment.

Brazil may replace the fiscal agent at any time, subject to the appointment of a replacement fiscal agent. The fiscal agent is an agent of Brazil and is not a trustee for the holders of the debt securities.

Status of the Debt Securities

The debt securities will be direct, unconditional and general obligations of Brazil. Except as described under the heading “Negative Pledge” below, the debt securities are unsecured obligations of Brazil. Brazil has pledged its full faith and credit for the due and punctual payment of principal of and interest on the debt securities.

The debt securities of any series will rank at least equally in right of payment with all other existing and future payment obligations relating to External Indebtedness.

Form of Debt Securities

Unless otherwise specified in the prospectus supplement, debt securities denominated in U.S. dollars will be issued:

♦	only in fully registered form;

♦	without interest coupons; and

♦	in denominations of $1,000 and greater multiples.

Debt securities denominated in another monetary unit will be issued in the denominations set forth in the applicable prospectus supplement.

Payment

Unless otherwise specified in the applicable prospectus supplement, the principal of the debt securities will be payable in U.S. dollars at the New York office of the fiscal agent upon surrender of the debt securities. Unless otherwise specified in the applicable prospectus supplement, the interest on the debt securities will be payable in U.S. dollars when due by check mailed to the registered holders of the debt securities on the related record date at their registered addresses.

The register of holders of debt securities will be kept at the New York office of the fiscal agent.

Negative Pledge

Brazil undertakes with respect to each series of debt securities that, as long as any debt securities of that series remain outstanding, it will not create or permit to subsist any Security Interest in any of its present or future revenues or properties to secure any Public External Indebtedness of Brazil, unless:

♦	the debt securities of that series are secured equally and ratably with that Public External Indebtedness; or

♦	the debt securities of that series have the benefit of another security, guarantee, indemnity or other arrangement as approved by the holders of the debt securities of that series as provided under the heading “Meetings and Amendments” below.

Notwithstanding the foregoing, Brazil may create or permit to subsist:

♦	Security Interests created prior to the date of issuance of the debt securities of a particular series, including renewals or refinancings of those Security Interests, provided, however, that any renewal or refinancing of any those Security Interests secures only the renewal or extension of the original secured financing;

♦	Security Interests created or contemplated under the agreements (as they may be amended from time to time) implementing the 1992 Financing Plan and explanatory communications relating to the 1992 Financing Plan and implementing documentation for the 1992 Financing Plan, including Security Interests to secure obligations under the Collateralized Bonds;

♦	Security Interests securing Public External Indebtedness of the Republic issued upon surrender or cancellation of any of the Collateralized Bonds or the principal amount of any Indebtedness of the Republic outstanding as of April 14, 1994, in each case, to the extent those Security Interests are created to secure that Public External Indebtedness on a basis comparable to the Collateralized Bonds;

♦	Security Interests securing Public External Indebtedness incurred or assumed by the Republic in connection with a Project Financing, provided, that the property over which those Security Interests are granted consists solely of assets or revenues of the project for which the Project Financing was incurred;

♦	Security Interests securing Public External Indebtedness which

à	is issued by the Republic in exchange for secured debt of Brazilian public sector bodies (other than Brazil), and;

à	is in an aggregate principal amount outstanding that does not exceed $25,000,000 (or its equivalent in any other currency); and

♦	Security Interests securing Public External Indebtedness incurred or assumed by the Republic to finance or refinance the acquisition of the assets in which those Security Interests have been created or permitted to subsist.

Definitions

“1992 Financing Plan” means the Federative Republic of Brazil 1992 Financing Plan dated December 29, 1992 sent to the international banking community with the communication dated December 29, 1992 from the Minister of Finance of Brazil.

“Collateralized Bonds” means the collateralized bonds issued under the agreements (as they may be amended from time to time) implementing the 1992 Financing Plan.

“External Indebtedness” means any Indebtedness for money borrowed which is payable by its terms or at the option of its holder in any currency other than Brazilian currency (other than any such Indebtedness that is originally issued within Brazil).

“Indebtedness” means all unsecured, unsubordinated obligations of Brazil in respect of money borrowed and guarantees given by Brazil in respect of money borrowed by others.

“Public External Indebtedness” means any Public Indebtedness which is payable by its terms or at the option of its holder in any currency other than Brazilian currency (other than such Public Indebtedness that is originally issued within Brazil); settlement of original issuance by delivery of Public Indebtedness (or the instruments evidencing such Public Indebtedness) within Brazil shall be deemed to be original issuance within Brazil.

“Public Indebtedness” means any payment obligation, including any contingent liability, of any person arising from bonds, debentures, notes or other securities which:

♦	are, or were intended at the time of issuance to be, quoted, listed or traded on any securities exchange or other securities market (including, without limiting the generality of the foregoing, securities eligible for sale pursuant to Rule 144A under the United States Securities Act of 1933 (or any successor law or regulation of similar effect)); and

♦	have an original maturity of more than one year or are combined with a commitment so that the original maturity of one year or less may be extended at the option of Brazil to a period in excess of one year.

“Project Financing” means any financing of all or part of the costs of the acquisition, construction or development of any project and the person or persons providing such financing expressly agree to limit their recourse to the project financed and the revenues derived from such project as the principal source of repayment for the moneys advanced.

“Security Interest” means any lien, pledge, mortgage, security interest or other encumbrance.

Default

Any of the following events will be an event of default with respect to any series of debt securities:

(a)  a default by Brazil in any payment of principal of or interest on any debt securities of any series, which continues for 30 days after such payment was due;

(b)  a default which is materially prejudicial to the interests of the holders of the debt securities of that series in the performance of any other obligation under the debt securities of that series, which continues for 30 days after the holder of any debt securities of that series provided to the fiscal agent written notice requiring this default be remedied;

(c)  an acceleration of any aggregate principal amount of Public External Indebtedness of Brazil, which exceeds $25,000,000 (or its equivalent in any other currency), by reason of an event of default arising from Brazil’s failure to make any payment of principal or interest under this Public External Indebtedness when due;

(d)  a failure of Brazil to make any payment in respect of the Public External Indebtedness of Brazil in an aggregate principal amount in excess of $25,000,000 (or its equivalent in any other currency) when due (as such date may be extended by virtue of any applicable grace period or waiver), which continues for 30 days after the holder of any debt securities of that series provided to the fiscal agent written notice requiring this default be remedied;

(e)  a declaration by Brazil of a moratorium with respect to the payment of principal of or interest on Public External Indebtedness of Brazil which does not expressly exclude the debt securities of that series and which is materially prejudicial to the interests of the holders of the debt securities of that series; or

(f)  a denial or repudiation by Brazil of its obligations under the debt securities of that series.

Acceleration of Maturity

The following description does not apply to any series of debt securities that has been designated Collective Action Securities. See “Collective Action Securities – Acceleration of Maturity” below for a description of the corresponding terms of Collective Action Securities.

If an event of default described above occurs, each holder of debt securities of any series may declare the principal of and any accrued interest on the debt securities it holds immediately due and payable; however, if an event of default described in clause (b), (c) or (d) above occurs (unless an event of default described in clause (a), (e) or (f) occurs at the time of receipt of the notice declaring the debt securities of that series due and payable), then any notice declaring the debt securities of that series due and payable becomes effective only when the fiscal agent has received these notices from holders of at least 10% in principal amount of all debt securities of that series then outstanding. Debt securities held directly by Brazil or on its behalf shall not be considered “outstanding” for this purpose.

Holders of debt securities may exercise these rights only by providing a written demand to Brazil and the fiscal agent at a time when the event of default is continuing.

If an event of default described in clause (a), (e) or (f) above ceases to continue, then each holder of debt securities of that series, which has declared its debt securities immediately due and payable, may rescind and annul this declaration. If an event of default described in clause (b), (c) or (d) above ceases to continue and no event of default described in clause (a), (e) or (f) above has occurred and is continuing, then all of the declarations that the debt securities are immediately due and payable may be rescinded and annulled by the affirmative vote of the holders of that series as provided under the heading “Meetings and Amendments” below.

Redemption and Repurchase

Unless otherwise set forth in the applicable prospectus supplement, the debt securities will not be redeemable prior to maturity at the option of Brazil or the registered holders of these debt securities.

Brazil may at any time purchase debt securities in any manner and for any consideration. These debt securities purchased by Brazil may, at its discretion, be held, resold or cancelled.

Meetings and Amendments

General.    A meeting of holders of debt securities of any series may be called at any time:

♦	to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided for in the fiscal agency agreement or the debt securities of that series; or

♦	to modify, amend or supplement the terms of the debt securities of that series or the fiscal agency agreement.

Brazil may at any time call a meeting of holders of debt securities of a series for any purpose described above. This meeting will be held at the time and place determined by Brazil. If an event of default occurs and Brazil or the holders of at least 10% in aggregate principal amount of the outstanding debt securities of a series request (in writing) the fiscal agent to call a meeting, the fiscal agent will call such a meeting.

For the purpose of this prospectus, “outstanding debt securities” does not include:

♦	previously canceled debt securities;

♦	debt securities called for redemption;

♦	debt securities which have become due and payable and for which sufficient funds to pay amounts owed under these debt securities have been paid or provided for;

♦	debt securities of a series, which have been substituted with another series of debt securities; and

♦	except in the case of any series of debt securities that has been designated Collective Action Securities, debt securities held directly by Brazil or on its behalf.

Notice.    The notice of a meeting will set forth the time and place of the meeting and in general terms the action proposed to be taken at the meeting. This notice shall be given as provided in the terms of the debt securities. In addition, this notice shall be given between 30 to 60 days before the meeting date; however, in the case of any meeting to be reconvened after adjournment for lack of a quorum, this notice shall be given between 15 and 60 days before the meeting date.

Voting; Quorum.    A person that holds outstanding debt securities of a series or is duly appointed to act as proxy for a holder of these debt securities will be entitled to vote at a meeting of holders of the debt securities of that series. The presence at the meeting of persons entitled to vote a majority of the principal amount of the outstanding debt securities shall constitute a quorum.

If a quorum is not present within 30 minutes of the time appointed for the meeting, the meeting may be adjourned for a period of at least 10 days as determined by the chairman of the meeting. If the meeting is convened at the request of the holders, however, then the meeting shall be dissolved.

In the absence of a quorum at a reconvening of a previously adjourned meeting, this meeting may be further adjourned for a period of at least 10 days as determined by the chairman of the meeting. Notice of the reconvening of an adjourned meeting shall be given only once. This notice shall state expressly the percentage of the principal amount of the outstanding debt securities of that series which shall constitute a quorum. Subject to the foregoing, at the reconvening of a meeting adjourned for a lack of a quorum, the presence of persons entitled to vote 25% in principal amount of the outstanding debt securities shall constitute a quorum for the taking of any action set forth in the notice of the original meeting.

In addition, any meeting at which a quorum is present may be adjourned by the vote of a majority of the principal amount of the outstanding debt securities of the series represented at the meeting, and the meeting may be held as so adjourned without further notice.

If a quorum is present at the meeting, any resolution and all matters shall be effectively passed or decided by the vote of the persons entitled to vote 66 2/3% in aggregate principal amount of the outstanding debt securities of such series represented and voting at the meeting, except as described below.

Regulations.    The fiscal agent may make reasonable and customary regulations as it deems advisable for any meeting with respect to:

♦	the proof of the holding of debt securities of a series;

♦	the adjournment and chairmanship of such meeting;

♦	the appointment and duties of inspectors of votes, certificates and other evidence of the right to vote; and

♦	other matters concerning the conduct of the meeting that the fiscal agent deems appropriate.

Chairman.    The fiscal agent will appoint a temporary chairman of the meeting by an instrument in writing. If Brazil or the holders of the debt securities of a series called the meeting, however, then Brazil or the holders calling the meeting, as the case may be, will appoint a temporary chairman by an instrument in writing.

A permanent chairman and a permanent secretary of the meeting shall be elected by the vote of the persons entitled to vote a majority of the principal amount of the outstanding debt securities of the series represented and voting at the meeting. The chairman of the meeting shall have no right to vote, except as a holder of debt securities of that series or proxy.

Record.    A record, and at least one duplicate, of the proceedings of each meeting of holders will be prepared. One copy of the record of each meeting will be delivered to Brazil and another to the fiscal agent to be preserved by the fiscal agent.

Amendments.    (The following description does not apply to any series of debt securities that has been designated Collective Action Securities. See “Collective Action Securities – Amendments and Waivers” below for a description of the corresponding terms of Collective Action Securities). Unless the unanimous consent of holders of debt securities of an affected series is required as specified below, with

♦	the affirmative vote, in person or by proxy, of the holders of at least 66 2/3% in aggregate principal amount of the outstanding debt securities of a series represented and voting at a duly called and held meeting; or

♦	the written consent of the holders of 66 2/3% in aggregate principal amount of the outstanding debt securities of a series:

(i)  if both Brazil and the fiscal agent agree, they may modify, amend or supplement the terms of the debt securities of that series or, insofar as it affects the debt securities of that series, the fiscal agency agreement, in any way and (ii) holders of debt securities of that series may make, take or give any request, demand, authorization, direction, notice, consent, waiver or action provided by the fiscal agency agreement or the debt securities of that series to be made, given or taken by holders of debt securities of that series.

The written consent or affirmative vote of the holder of each debt security of an affected series is required to:

♦	change the due date for the payment of the principal of, or any installment of interest on, any debt security of that series;

♦	reduce the principal amount of any debt security of that series;

♦	reduce the portion of the principal amount which is payable in the event of an acceleration of the maturity of any debt security of that series;

♦	reduce the interest rate on any debt security of that series;

♦	change the currency in which any amount in respect of the debt securities of that series is payable;
♦	change Brazil’s obligation to pay additional amounts under the debt securities of that series; or

♦	reduce the proportion of the principal amount of the debt securities of that series that is required:

à	to modify, amend or supplement the fiscal agency agreement or the terms and conditions of the debt securities of that series, or

à	to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action.

If both Brazil and the fiscal agent agree, they may, without the vote or consent of any holder of debt securities of a series, modify, amend or supplement the fiscal agency agreement or the debt securities of any series for the purpose of:

♦	adding to the covenants of Brazil;

♦	surrendering any right or power conferred upon Brazil;

♦	securing the debt securities of that series pursuant to the requirements of the debt securities or otherwise;

♦	correcting or supplementing any defective provision contained in the fiscal agency agreement or in the debt securities of that series; or

♦	amending the fiscal agency agreement or the debt securities of that series in any manner which Brazil and the fiscal agent may determine and that does not adversely affect the interest of any holder of debt securities of that series in any material respect.

Any modification, amendment or supplement approved in the manner described in this section shall be binding on the holders of debt securities of such series.

Judgment Currency

If a court or arbitral tribunal renders a judgment or order in respect of amounts due to a holder of a debt security and this judgment or order permits Brazil to pay those amounts in a currency (the “judgment currency”) other than the currency in which the debt security is denominated (the “debt security currency”), Brazil will pay any deficiency arising or resulting from any variation in the rates of exchange between the date as of which the amount in the debt security currency is notionally converted into the amount in the judgment currency for the purposes of this judgment or order and the date of actual payment of this judgment or order.

Tax Withholding; Payment of Additional Amounts

All payments of principal and interest in respect of the debt securities by Brazil will be made free and clear of, and without withholding or deduction for or on account of, any present or future taxes, duties, assessments or governmental charges imposed, levied, collected, withheld or assessed by or within Brazil or any authority of or within Brazil having power to tax (together, “Taxes”), unless that withholding or deduction is required by law. In that event, Brazil shall pay those additional amounts that will result in receipt by the holders of debt securities of the amounts that would have been received by them had that withholding or deduction not been required, except that no additional amounts shall be payable with respect to any debt security:

•	to a holder (or a third party on behalf of a holder) where that holder is liable to pay those Taxes in respect of any debt security by reason of that holder’s having some connection with Brazil other than the mere holding of that debt security or the receipt of principal and interest in respect of that debt security;

•	presented for payment more than 30 days after the Relevant Date (see below) except to the extent that the holder of that debt security would have been entitled to additional amounts on presenting the same for payment on the last day of that 30-day period; or

•	to the extent that the Taxes to which those additional amounts relate would not have been imposed but for the failure of the holder or beneficial owners of that debt security to comply with any certification, identification or other reporting requirements concerning the nationality, residence or connection with Brazil or any political subdivision or taxing authority of or in Brazil (other than a requirement that has the effect of disclosing the nationality, residence or identity of a beneficial owner of that debt security to Brazil, any paying agency or any governmental authority), of that holder or beneficial owner, as a precondition to exemption from those Taxes.

The term “Relevant Date” in respect of any debt security means the later of:

•	the date on which payment in respect of the debt security first becomes due and payable; or

•	if the full amount of the money payable has not been received by the fiscal agent on or prior to that due date, the date on which notice is given to the holders of debt securities that the full amount of those moneys has been received and is available for payment.

•	Any reference in this section to “principal” and/or “interest” includes any additional amounts which may be payable under the debt securities.

Global Securities

The prospectus supplement that relates to your debt securities indicates whether any of the debt securities you purchase will be represented by a global security. The aggregate principal amount of any global security equals the sum of the principal amount of all the debt securities it represents. The global security will be registered in the name of the depositary identified in the prospectus supplement or its nominee, and will be deposited with the depositary, its nominee or a custodian.

Limitations on Your Ability to Obtain Debt Securities Registered in Your Name.    The global security will not be registered in the name of any person other than the depositary or its nominee. Similarly, the global security will not be exchanged for debt securities that are registered in the name of any person other than the depositary or its nominee. An exception to these restrictions would be made only if:

♦	the depositary notifies Brazil that it is unwilling, unable or no longer qualified to continue to act as depositary and Brazil does not appoint a successor depositary within 90 days; or

♦	at any time Brazil decides it no longer wishes to have all or part of the debt securities represented by a global security.

In those circumstances, the depositary will determine in whose names to register any certificated (physical) debt securities issued in exchange for the global security. These certificated (physical) debt securities will be issued:

♦	only in fully registered form;

♦	without interest coupons; and

♦	in denominations of $1,000 and greater multiples.

The depositary or its nominee will be considered the sole owner and holder of the global security for all purposes. As a result:

♦	You cannot get debt securities registered in your name for so long as they are represented by the global security;

♦	You cannot receive certificated (physical) debt securities in your name in exchange for your beneficial interest in the global security;

♦	You will not be considered to be the owner or holder of the global security or any debt securities represented by the global security for any purpose;

♦	You cannot assert any right of a holder of the debt securities unless you are authorized by the depositary and the participant through which you hold your beneficial interest; and

♦	All payments on the global security will be made to the depositary or its nominee.

In some jurisdictions, certain types of purchasers (such as some insurance companies) are not permitted to own securities represented by a global security. These laws may limit your ability to sell or transfer your beneficial interest in the global security to these types of purchasers.

Beneficial Interests in and Payments on Global Security.    Institutions that have accounts with the depositary or a nominee of the depositary, such as securities brokers and dealers, are called participants. Only participants, and persons that hold beneficial interests through participants, can own a beneficial interest in the global security. The depositary keeps records of the ownership and transfer of beneficial interests in the global security by its participants. In turn, participants keep records of the ownership and transfer of beneficial interests in the global security by other persons (such as their customers). No other records of the ownership and transfer of beneficial interests in the global security will be kept.

When the depositary receives payment of principal or interest on the global security, the depositary is expected to credit its participants’ accounts in amounts that correspond to their respective beneficial interests in the global security. In turn, after the participants’ accounts are credited, the participants are expected to credit the accounts of the owners of beneficial interests in the global security in amounts that correspond to the owners’ respective beneficial interests in the global security.

The depositary and its participants establish policies and procedures that govern payments, transfers, exchanges and other important matters that affect owners of beneficial interests in the global security. The depositary and its participants may change these policies and procedures from time to time. Brazil has no responsibility or liability for the records of owners of beneficial interests in the global security. Also, Brazil is not responsible for maintaining, supervising or reviewing those records or payments. Brazil has no responsibility or liability for any aspect of the relationship between the depositary and its participants or for any aspects of the relationship between participants and owners of beneficial interests in the global security.

COLLECTIVE ACTION SECURITIES

Brazil may designate a particular series of debt securities to be “Collective Action Securities,” the specific terms of which will be described in the prospectus supplement relating to such securities. Collective Action Securities will have the same terms and conditions as the securities described under the heading “Debt Securities” above, except that such Collective Action Securities shall contain different provisions relating to certain aspects of default, acceleration and voting on amendments, modifications, changes and waivers, as follows:

Acceleration of Maturity

If an event of default described under the heading “Debt Securities – Default” above occurs and is continuing with respect to any series of debt securities that have been designated Collective Action Securities, the holders of at least 25% of the aggregate principal amount of the outstanding debt securities of that series may, by notice to the fiscal agent, declare all the debt securities of that series to be due and payable immediately. Holders of less than 25% of the aggregate principal amount of the outstanding debt securities of that series may not, on their own, declare the debt securities of that series to be due and payable immediately. Holders of debt securities of that series may exercise these rights only by providing a written demand to Brazil and the fiscal agent at a time when the event of default is continuing.

Upon any declaration of acceleration, the principal, interest and all other amounts payable on the debt securities of that series will be immediately due and payable on the date Brazil receives written notice of the declaration, unless Brazil has remedied the event or events of default prior to receiving the notice. The holders of 66 2/3% or more of the aggregate principal amount of the outstanding debt securities of that series may rescind a declaration of acceleration if the event or events of default giving rise to the declaration have been cured or waived.

Amendments and Waivers

Brazil, the fiscal agent and the holders may generally modify or take actions with respect to the fiscal agency agreement or the terms of the debt securities of any series that have been designated Collective Action Securities with:

♦	the affirmative vote of the holders of not less than 66 2/3% in aggregate principal amount of the outstanding debt securities of that series that are represented at a duly called and held meeting; or

♦	the written consent of the holders of 66 2/3% in aggregate principal amount of the outstanding debt securities of that series.

However, the holders of not less than 85% in aggregate principal amount of the outstanding debt securities of that series, voting at a meeting or by written consent, must consent to any amendment, modification, change or waiver with respect to the debt securities of that series that would:

♦	change the due date for the payment of the principal of, or any installment of interest on, the debt securities of that series;

♦	reduce the principal amount of the debt securities of that series;

♦	reduce the portion of the principal amount that is payable in the event of an acceleration of the maturity of the debt securities of that series;

♦	reduce the interest rate of the debt securities of that series;

♦	change the currency in which any amount in respect of the debt securities of that series is payable or the place or places in which such payment is to be made;

♦	permit early redemption of the debt securities of that series or, if early redemption is already permitted, shorten the period during which Brazil is not permitted to redeem the debt securities of that series;

♦	change the definition of “outstanding” with respect to the debt securities of that series;

♦	change Brazil’s obligation to pay any additional amounts under the debt securities of that series;

♦	change the governing law provision of the debt securities of that series;

♦	change Brazil’s appointment of an agent for the service of process, agreement not to raise certain defenses based on its sovereign immunity or agreement to submit to arbitration in respect of disputes relating to the debt securities of that series;

♦	change the status of the debt securities of that series, as described under “Debt Securities—Status of the Debt Securities” above;

♦	in connection with an offer to acquire all or any portion of the debt securities of that series, amend any event of default under the debt securities of that series; or

♦	reduce the proportion of the principal amount of the debt securities of that series that is required:

à	to modify, amend or supplement the fiscal agency agreement or the terms and conditions of the debt securities of that series; or

à	to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action.

Brazil refers to the above subjects as “reserved matters.” A change to a reserved matter, including the payment terms of any series of debt securities that have been designated Collective Action Securities, can be made without your consent, as long as a supermajority of the holders (that is, the holders of at least 85% in aggregate principal amount of the outstanding debt securities) agrees to the change.

If both Brazil and the fiscal agent agree, they may, without the vote or consent of any holder of debt securities of a series, modify, amend or supplement the fiscal agency agreement or the debt securities of any series for the purpose of:

♦	adding to the covenants of Brazil;

♦	surrendering any right or power conferred upon Brazil;

♦	securing the debt securities of that series pursuant to the requirements of the debt securities or otherwise;

♦	correcting or supplementing any defective provision contained in the fiscal agency agreement or in the debt securities of that series; or

♦	amending the fiscal agency agreement or the debt securities of that series in any manner which Brazil and the fiscal agent may determine and that does not adversely affect the interest of any holder of debt securities of that series in any material respect.

Any modification, amendment or supplement approved in the manner described in this section shall be binding on the holders of debt securities of such series.

For purposes of determining whether the required percentage of holders of any series of debt securities that have been designated Collective Action Securities is present at a meeting of holders for quorum purposes or has approved any amendment, modification or change to, or waiver of, such debt securities or the fiscal agency agreement, or whether the required percentage of holders has delivered a notice of acceleration, debt securities owned, directly or indirectly, by Brazil or any public sector instrumentality of Brazil will be disregarded and deemed not to be “outstanding,” except that in determining whether the fiscal agent shall be protected in relying upon any amendment, modification, change or waiver, or any notice from holders, only debt securities that the fiscal agent knows to be so owned shall be so disregarded. As used in this paragraph, “public sector instrumentality” means the Central Bank, any department, ministry or agency of the federal government of Brazil or any corporation, trust, financial institution or other entity owned or controlled by the federal government of Brazil or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity.

Except as specifically set forth herein, the other terms set forth under “Debt Securities—Meetings and Amendments”, including notice, quorum and other meeting and consent provisions, remain unchanged with respect to Collective Action Securities.

Further Issues of Debt Securities of a Series

From time to time, without the consent of holders of the debt securities of any series that have been designated Collective Action Securities, and subject to the required approvals under Brazilian law, Brazil may create and issue additional debt securities with the same terms and conditions as those of the debt securities of that series (or the same except for the amount of the first interest payment and the issue price), provided that such additional debt securities do not have, for purposes of U.S. federal income taxation (regardless of whether any holders of such debt securities are subject to the U.S. federal tax laws), a greater amount of original issue discount than the debt securities of that series have as of the date of issuance of such additional debt securities. Brazil may also consolidate the additional debt securities to form a single series with the outstanding debt securities of that series.

WARRANTS

Brazil may issue warrants or other similar securities, either separately or together with debt securities, that would entitle the holder to purchase debt securities or obligate Brazil to repurchase or exchange debt securities. If Brazil issues any warrants, each issue of warrants will be issued under a warrant agreement between Brazil and a bank or trust company, as warrant agent. The terms of any warrant agreement related to the issue of warrants and the specific terms of the issue of warrants will be described in the prospectus supplement that relates to your particular warrants. The prospectus supplement that relates to your particular warrants or other similar securities will describe the following terms:

♦	the terms listed under the heading “Debt Securities” as they relate to the particular debt securities you have the right to purchase if you exercise your warrants;

♦	the amount of debt securities each warrant entitles you to purchase if you exercise your warrants and the purchase price of those debt securities;

♦	the amount and type of debt securities that you may obligate Brazil to purchase or exchange if you exercise your warrants or other securities and the purchase price for those debt securities;

♦	the procedures you must follow and the conditions you must satisfy to exercise your warrants or other securities;

♦	the dates on which your right to exercise your warrants or other securities begins and expires;

♦	whether and under what conditions Brazil may cancel or terminate your warrants or other securities;

♦	whether and when your warrants or other securities and any debt securities issued together with your warrants or other securities may be sold or transferred separately;

whether the certificates that represent the warrants or other securities will be issued in registered or bearer form, whether they will be exchangeable as between such forms and, if issued in registered form, whether the warrants or other securities can be transferred and registered;

♦	any special United States federal income tax considerations applicable to the issuance of your warrants or other securities; and

♦	any other terms of such warrants or other securities.

GOVERNING LAW

The fiscal agency agreement, the warrant agreement, the debt securities and the warrants will be governed by and interpreted in accordance with the laws of the State of New York, without regard to any conflicts-of-laws principles that would require the application of the laws of a jurisdiction other than the State of New York. The laws of Brazil will govern all matters concerning authorization and execution of the securities by Brazil.

ARBITRATION AND ENFORCEABILITY

Under Brazilian law, Brazil is prohibited from submitting to the jurisdiction of a foreign court for the purposes of adjudication on the merits in any dispute, controversy or claim against Brazil arising out of or relating to the securities. Brazil has agreed, however, that any dispute, controversy or claim arising out of or relating to the securities (other than any action arising out of or based on United States federal or state securities laws), including the performance, interpretation, construction, breach, termination or invalidity of the securities, shall be finally settled by arbitration in New York, New York.

Under the terms of the securities, a holder of any security is deemed to have agreed to the use of arbitration to resolve any dispute, controversy or claim against Brazil arising out of or relating to the securities (other than any action arising out of or based on United States federal or state securities laws) unless such holder elects to bring such claim in an action in Brazil.

The decision of any arbitral tribunal shall be final to the fullest extent permitted by law. Brazil has agreed that any New York court lawfully entitled to do so may enter a judgment recognizing such an arbitral award. Brazil has agreed that in any arbitration or related legal proceedings for the conversion of an arbitral award into a judgment, it will not raise any defense that it could not raise but for the fact that it is a sovereign state and has consented to the jurisdiction of the United States District Court for the Southern District of New York for the limited purpose of converting into a judgment an arbitral award rendered against Brazil in New York. The realization upon an arbitral award rendered against Brazil would depend upon the application of the United States Foreign Sovereign Immunities Act of 1976, as amended (the “FSIA”).

Brazil has not otherwise consented to the jurisdiction of any court outside Brazil in connection with actions arising out of or based on the securities, has not appointed any agent for service of process other than for the purpose of converting an arbitral award into a judgment, and has not agreed to waive any defense of sovereign immunity to which it may be entitled in any action other than its immunity from jurisdiction in an action to recognize an arbitral award or in an action brought in Brazil. Brazil has agreed that any process or other legal summons in connection with obtaining judicial acceptance of any arbitral award in the United States District Court for the Southern District of New York may be served upon it by delivery to the Advogado Geral da União (Attorney General) of Brazil of letters rogatory or by any other means permissible under the laws of the State of New York and Brazil.

Because Brazil has not waived its sovereign immunity in connection with any action brought outside Brazil arising out of or relating to the securities (including without limitation any action arising out of or based on United States federal or state securities law) other than in the limited circumstances described above in connection with an action for the judicial recognition of an arbitral award, it will not be possible to obtain a United States judgment against Brazil unless a court were to determine that (i) Brazil is not entitled under the FSIA to sovereign immunity with respect to such actions and (ii) the matter should not be referred to arbitration as contemplated by the securities. Any judgment rendered against Brazil by a court outside Brazil in an action in which Brazil has not submitted to the jurisdiction of such court or otherwise expressly waived its defense of sovereign immunity would not be enforceable against Brazil under its laws.

The enforcement by a Brazilian court of a foreign arbitral award is subject to the recognition of such award by the Federal Supreme Court of Brazil. The Federal Supreme Court will recognize such an award if all of the required formalities are observed and the award does not contravene Brazilian national sovereignty, public policy and “good morals”. Under Article 100 (formerly Article 67) of the Civil Code of Brazil, the public property of the Republic located in Brazil is not subject to execution or attachment, either prior to or after judgment. The execution of an arbitral award against the Republic in Brazil is only available in accordance with the procedures set forth in Article 730 et seq. of the Brazilian Civil Procedure Code, which envisions the registration of the recognized award for inclusion in the budget for payment in a subsequent fiscal year of the Republic.

Pursuant to legislation adopted in 1996, the constitutionality of which has been upheld by the Federal Supreme Court, recognition of foreign arbitral awards for purposes of enforcement in Brazil may be sought directly in the Federal Supreme Court without the need to first convert the arbitral award into a judgment in the place of arbitration.

Notwithstanding the foregoing, a holder of any security may institute legal proceedings against Brazil in the federal courts of Brazil, and Brazil has waived any immunity from jurisdiction or execution of judgment in Brazil (except for the limitation on alienation of public property referred to in Article 100 of the Civil Code of Brazil) to which it might otherwise be entitled in any such proceeding.

PLAN OF DISTRIBUTION

Brazil may sell any combination of the debt securities and/or warrants or other similar securities in any of three ways:

♦	through underwriters or dealers;

♦	directly to one or more purchasers; or

♦	through agents.

Each prospectus supplement will set forth:

♦	the name or names of any underwriters or agents;

♦	the purchase price of the securities of that series;

♦	the net proceeds to Brazil from the sale of these securities;

♦	any underwriting discounts, agent commissions or other items constituting underwriters’ or agents’ compensation;

♦	any initial public offering price;

♦	any discounts or concessions allowed or reallowed or paid to dealers; and

♦	any securities exchanges on which the securities may be listed.

The securities may be sold from time to time in distinct series by different means at different prices that are negotiated and fixed or that vary based on market prices.

Underwriters used in the sale of securities will distribute these securities on a firm commitment basis. In this case, the underwriters will acquire these securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. Brazil may offer the securities to the public either through underwriting syndicates represented by managing underwriters or directly by underwriters. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all such securities if any are purchased. The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

Brazil may also sell securities of any series directly to the public or through agents designated by Brazil from time to time. Unless otherwise specified in the applicable prospectus supplement, an agent used in the sale of securities will sell the securities on a reasonable best efforts basis for the period of its appointment.

Brazil may authorize agents, underwriters or dealers to solicit offers by certain specified entities to purchase the securities from Brazil under “delayed delivery” contracts. Purchasers of securities under delayed delivery contracts will pay the public offering price plus accrued interest, if any, and will take delivery of these securities on a date or dates stated in the applicable prospectus supplement. Delayed delivery contracts will be subject only to those conditions set forth in the applicable prospectus supplement. The applicable prospectus supplement will set forth the commission payable for solicitation of these delayed delivery contracts.

Brazil may offer the securities of any series to present holders of other securities of Brazil as consideration for the purchase or exchange by Brazil of other securities. This offer may be in connection with a publicly announced tender, exchange or other offer for these securities or in privately negotiated transactions. This offering may be in addition to or in lieu of sales of securities directly or through underwriters or agents as set forth in the applicable prospectus supplement.

Brazil may agree to indemnify agents and underwriters against certain liabilities, including liabilities under the United States Securities Act of 1933, or to contribute to payments which the agents or underwriters may be required to make in respect of any of these liabilities. Agents and underwriters may engage in transactions with or perform services for Brazil in the ordinary course of business.

VALIDITY OF THE SECURITIES

The validity of the debt securities and warrants or other similar securities will be passed upon for Brazil by a Deputy Attorney General of the National Treasury, or another duly authorized attorney of the Office of the Attorney General of the National Treasury and by Arnold & Porter, United States counsel to Brazil, and for the underwriters, if any, by United States counsel and Brazilian counsel to the underwriters named in the applicable prospectus supplement.

As to all matters of Brazilian law, Arnold & Porter may rely on the opinion of the Deputy Attorney General of the National Treasury (or such other attorney of the Office of the Attorney General of the National Treasury). As to all matters of United States law, the Deputy Attorney General of the National Treasury (or such other attorney of the Office of the Attorney General of the National Treasury) may rely on the opinion of Arnold & Porter. Certain statements with respect to matters of Brazilian law in this prospectus have been passed upon by the Deputy Attorney General of the National Treasury, and are made upon his authority.

OFFICIAL STATEMENTS

Information included in this prospectus which is identified as being derived from a publication of, or supplied by, Brazil or one of its agencies or instrumentalities is included on the authority of that publication as a public official document of Brazil. All other information in this prospectus and the registration statement (of which this prospectus is a part) is included as a public official statement made on the authority of the Minister of Finance.

AUTHORIZED REPRESENTATIVE

The authorized representative of Brazil in the United States of America is the Ambassador of Brazil to the United States of America, whose address is:

Embassy of Brazil

3006 Massachusetts Avenue, N.W.

Washington, D.C. 20008.

THE ISSUER

The Federative Republic of Brazil

Ministry of Finance

Secretaria do Tesouro Nacional

Esplanada dos Ministérios

Brasília, DF

Brazil

FISCAL AGENT	PAYING AGENT AND TRANSFER AGENT
JPMorgan Chase Bank	J.P. Morgan Bank Luxembourg S.A.
International Trust Services	5 Rue Plaetís
4 New York Plaza, 15th Floor	L-2338 Luxembourg
New York, New York 10004	Luxembourg
United States

LEGAL ADVISORS

To Brazil, as to U.S. law: Arnold & Porter LLP 399 Park Avenue New York, New York 10022 United States	To the underwriters, as to U.S. law: Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 United States
To Brazil, as to Brazilian law: Manoel Felipe Rêgo Brandão Procurador-Geral da Fazenda Nacional Esplanada dos Ministérios Brasília, DF Brazil	To the underwriters, as to Brazilian law: Pinheiro Neto Advogados Rua Boa Vista, 254, 9th Floor 01014-907 São Paulo, São Paulo Brazil

LISTING AGENT

J.P. Morgan Bank Luxembourg S.A.

5 Rue Plaetís

L-2338 Luxembourg

Luxembourg

US$750,000,000

Federative Republic of Brazil

Floating Rate Notes due 2009

PROSPECTUS SUPPLEMENT

Goldman, Sachs & Co.

Merrill Lynch & Co.

June 21, 2004